THE EASTERN COMPANY

Notice of 2026 Annual Meeting of Shareholders and Proxy Statement

Letter From Our Chairman of the Board



Dear Fellow Shareholders:

You are invited to attend the 2026 Annual Meeting of Shareholders of The Eastern Company, which is being held on Wednesday, May 6, 2026 at 11:00 a.m. (EDT). The meeting will be held via live webcast to facilitate attendance. Shareholders who hold shares as of the record date will be able to participate in the virtual meeting by visiting www.virtualshareholdermeeting.com/EML2026.

The Proxy Statement accompanying this letter describes the business we will consider at the meeting. You will find instructions for online and telephone voting included in the attached notice. You can also vote by mail by completing and signing your proxy card or voting instruction form and returning it in the pre-paid return envelope.

Positioning Eastern for Long-Term Success

The Board of Directors of Eastern brings an ownership mindset to its role as a steward of the Company. Members of the Board hold a meaningful ownership interest in Eastern, and we treat the capital we've been entrusted to oversee as if it were our own. This perspective is central to the culture of the Eastern Board and guides how we make decisions on behalf of our fellow shareholders.

As stewards of the Company, our Board is intensely focused on aligning management and shareholder interests, supporting innovation and growth through disciplined capital allocation, and creating sustainable long-term value for shareholders. Our goal is not simply to grow the Company, but to steadily increase the intrinsic value of Eastern's shares over time. We believe that maintaining this long-term, shareholder-focused perspective will help ensure that Eastern is a stronger and more valuable company five, ten and twenty years from now.

Consistent with this philosophy, the Board recently undertook a comprehensive review of the Company's corporate governance, risk management and compliance policies and procedures. This effort was guided by our belief that strong corporate governance practices, effective risk oversight and alignment of shareholder and management interests are fundamental to long-term value creation. As a result of this review, the Board has implemented meaningful enhancements to the Company's corporate governance, risk management and compliance framework which are summarized in this Proxy Statement. We look forward to discussing these changes with you at the 2026 Annual Meeting.

As part of our Board's commitment to refreshment and succession planning, we were pleased to welcome Chan Galbato to the Board this past year. Chan brings to the Board extensive manufacturing experience, along with deep operational and strategic expertise that will be invaluable as the Company continues to execute on its strategic initiatives. Charles Henry and Michael Mardy are each retiring from the Board after years of dedicated service. On behalf of the entire Board, I would like to thank them both for their significant contributions and steadfast commitment to the Company throughout their tenure.

Thank you for your investment in Eastern and for your ongoing support.

Sincerely,

James Mitarotonda
Chairman of the Board

March 23, 2026



Notice of Annual Meeting of Shareholders


DATE & TIME
Wednesday, May 6, 2026
at 11:00 a.m. (EDT)

LOCATION
Live webcast
www.virtualshareholdermeeting.com/EML2026


RECORD DATE
March 9, 2026

ITEMS OF BUSINESS

1 To elect six directors to the Board, each for a one-year term and until his or her successor has been duly elected and qualified

2 To approve, on an advisory basis, a resolution approving the compensation of the Company's Named Executive Officers, as described in the Proxy Statement under "Executive Compensation"

3 To ratify the appointment of Fiondella, Milone & LaSaracina LLP as the independent registered public accounting firm of the Company for the 2026 fiscal year

Shareholders will also consider and act upon such other matters as may properly come before the meeting or any adjournment thereof.

The 2026 Annual Meeting of Shareholders (the "Annual Meeting") of The Eastern Company ("Eastern" or the "Company") will be held on May 6, 2026 at 11:00 a.m. (EDT). The Board of Directors (the "Board") has fixed March 9, 2026 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof. To participate in the Annual Meeting, shareholders will need the 16-digit control number that appears on their proxy card or the instructions that accompanied the proxy materials. If you would like to attend the Annual Meeting and you have your control number, please go to www.virtualshareholdermeeting.com/EML2026 prior to the start of the meeting to log in. We encourage participants to access the Annual Meeting in advance of the designated start time. Online access to the webcast will open approximately 15 minutes prior to the start of the meeting to allow time for our shareholders to log in and test their devices' audio system.

YOUR VOTE IS VERY IMPORTANT TO US. Whether or not you plan to attend the Annual Meeting via live webcast, please review our proxy materials and submit your proxy by telephone or through the Internet or request a proxy card to sign, date and return. If you attend the Annual Meeting, you may, if you desire, revoke your proxy by voting at the Annual Meeting via the Annual Meeting website even if you had previously sent in your proxy card or voted by telephone or the Internet.

BY ORDER OF THE BOARD OF DIRECTORS,

Marianne Barr
Treasurer and Secretary
Shelton, Connecticut

March 23, 2026

HOW TO VOTE


INTERNET
www.proxyvote.com


TELEPHONE
1-800-579-1639


MAIL
Mark, date, sign and return your proxy card in the postage-paid envelope

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Company's Proxy Statement for the 2026 Annual Meeting of Shareholders is available at **www.proxyvote.com**. The approximate date on which the "Important Notice Regarding the Availability of Proxy Materials" was first sent or given to shareholders was on or about March 23, 2026.



Table of Contents

Forward-Looking Statements

This Proxy Statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent the Company's expectation or belief concerning future events. Without limiting the foregoing, these statements are often identified by the words "would", "should", "could", "may", "will", "might", "believes", "thinks", "estimates", "anticipates", "plans", "expects", "continue", "potential", "opportunities", "intends" or similar expressions. In addition, expressions of our strategies, intentions, plans or guidance are also forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements as there are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. Investors are referred to the full discussion of risks and uncertainties, as included in the Company's filings with the Securities and Exchange Commission (the "SEC"). We undertake no obligation to revise or update any forward-looking statements.

Proxy Statement

The Board of Directors (the "Board") of The Eastern Company ("Eastern," the "Company," "we," "us" or "our") is furnishing this proxy statement ("Proxy Statement") in connection with its solicitation of proxies for use at the 2026 Annual Meeting of Shareholders, which will be held on Wednesday, May 6, 2026 at 11:00 a.m. (EDT), and at any adjournment thereof (the "Annual Meeting"). This Proxy Statement and the accompanying proxy card are first being furnished to shareholders on or about March 23, 2026.

General Information Regarding Voting at the Annual Meeting

The Board has fixed the close of business on March 9, 2026 as the record date for determining the shareholders entitled to notice of, and to vote at, the Annual Meeting. On the record date, there were 6,036,390 outstanding shares of Eastern common stock, no par value ("Common Shares"), with each of the Common Shares entitled to one vote.

The presence at the Annual Meeting, or representation by proxy, of holders of a majority of the voting power of the Common Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum.

If you grant a proxy to the persons named on Eastern's proxy card, the Common Shares represented by your proxy will be voted at the Annual Meeting, either in accordance with the directions indicated on the proxy card, or, if no directions are indicated, in accordance with the recommendations of the Board contained in this Proxy Statement and on the form of the proxy card. If a proxy is signed and returned without specifying choices, the Common Shares represented thereby will be voted (1) **FOR** the election of each of: Mr. Fredrick D. DiSanto, Mr. John W. Everets, Mr. James Mitarotonda, Ms. Peggy B. Scott, Mr. Chan Galbato and Mr. Ryan A. Schroeder to the Board, each for a one-year term and until his or her successor has been duly elected and qualified; (2) **FOR** the approval, on an advisory basis, of the compensation of our named executive officers; and (3) **FOR** the proposal to ratify the appointment of Fiondella, Milone & LaSaracina LLP as the Company's independent registered public accounting firm for the Company's 2026 fiscal year. The Company is not aware of any matters other than those set forth herein which will be presented for action at the Annual Meeting. If other matters should be presented, the persons named in the proxy intend to vote such proxies in accordance with their best judgment.

If you submit a proxy and then wish to change your vote, you will need to revoke the proxy that you have submitted. A shareholder may revoke his or her proxy at any time before it is exercised by voting at the Annual Meeting or by timely delivery of a properly executed, later-dated proxy card or a written revocation of his or her proxy. A later-dated proxy card or written revocation must be received before the Annual Meeting by the Corporate Secretary of the Company at 3 Enterprise Drive, Suite 408, Shelton, CT 06484. You may also revoke your proxy by submitting a new proxy via the internet at www.proxyvote.com or by telephone, no later than 11:59 p.m. Eastern Time on May 5, 2026. Attendance at the Annual Meeting does not, without further action, revoke the appointment of a proxy; however, your proxy may be revoked either by giving notice of revocation or voting at the Annual Meeting before your proxy is exercised.

The Common Shares are listed under the ticker symbol "EML" on The Nasdaq Stock Market LLC ("Nasdaq").

Solicitation of Proxies

The solicitation of proxies is made by the Company. The cost of solicitation of proxies will be borne by the Company. On approximately March 23, 2026, we mailed a Notice of Internet Availability of Proxy Materials advising our shareholders that they could view all of the proxy materials online or request a paper or e-mail copy of the proxy materials. This online access format expedites the delivery of materials, reduces printing and postage costs and reduces the environmental impact of our Annual Meeting.

How to Request a Paper or E-mail Copy of the Proxy Materials

You may receive a paper or e-mail copy of the proxy materials free of charge by requesting a copy through one of the following methods:

 **BY INTERNET**
www.proxyvote.com

 **BY TELEPHONE**
1-800-579-1639

 **BY E-MAIL**
sendmaterial@proxyvote.com

How to Attend and Vote at the Annual Meeting

You can access the Annual Meeting at www.virtualshareholdermeeting.com/EML2026 beginning at 10:45 a.m. Eastern Time on May 6, 2026. Only shareholders of record and beneficial holders as of the close of business on March 9, 2026 (the "record date") will be entitled to ask questions and vote their shares at the Annual Meeting. A list of our shareholders as of the close of business on March 9, 2026 will be available for inspection during business hours beginning two business days after the record date and continuing through the Annual Meeting at our principal executive offices located at 3 Enterprise Drive, Suite 408, Shelton, CT 06484. If you were a shareholder of record as of the close of business on the record date, to vote your shares at the Annual Meeting or submit questions during the Annual Meeting, you must log into the Annual Meeting using the control number found on your proxy card, voting instruction form or Notice of Internet Availability of Proxy Materials. Shareholders of record may vote at the Annual Meeting by following the instructions available on the Annual Meeting website during the Annual Meeting.

If you were a beneficial owner as of the close of business on March 9, 2026 of shares held in "street name" through a broker, bank, or other nominee, the proxy materials for the Annual Meeting are being forwarded to you by the broker, bank or other nominee holding your shares. The organization holding your shares is considered to be the shareholder of record for purposes of voting on the proposals being submitted to shareholders at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account. You are also invited to virtually attend the Annual Meeting. However, if your shares are held in street name, you may not vote your shares at the Annual Meeting or submit questions during the Annual Meeting unless you first request and obtain a valid legal proxy from your broker, bank or other nominee.

If you do not have a control number, you may attend the Annual Meeting as a guest, but you will not have the option to vote your shares or ask questions.

Online access to the Annual Meeting will open 15 minutes prior to the start of the Annual Meeting to allow time for participants to log in and test device audio systems. We encourage participants to access the Annual Meeting in advance of the designated start time. After logging in, please review the rules of conduct for the Annual Meeting posted on the website.

Support will be available 15 minutes prior to, and during, the Annual Meeting to assist shareholders with any technical difficulties they may have accessing or hearing the Annual Meeting. If participants encounter any difficulty, they should call the support team at the numbers listed on the login screen.

Voting at the Annual Meeting

Except in the case of a contested election, directors will be elected by a majority of the votes cast by the shares entitled to vote in the election of directors at an annual meeting of shareholders if a quorum is present. Consequently, a nominee will be elected as a director if the votes cast for the nominee's election as a director exceed the votes cast against such nominee's election as a director. However, in a contested election, directors will be elected by a plurality of the votes cast. An election will be considered to be contested if, as of the record date for the applicable annual meeting of shareholders, there are more nominees for election to the Board than there are positions on the Board to be filled by election at the annual meeting. Because the election of directors at this year's Annual Meeting is not a contested election, a nominee for election as a director at the Annual Meeting will be elected if the votes cast for the nominee exceed the votes cast against the nominee. Pursuant to the Company's bylaws, the Board has adopted a director resignation policy whereby if an incumbent director in an uncontested election is not reelected by a majority of the votes cast, then the director is required to tender his or her resignation and the Board shall determine whether to accept or reject the resignation, or whether other action should be taken with respect to such director. A director whose resignation is under consideration must abstain from participating in any decision regarding his or her resignation.

Each of the other matters to be acted upon at the Annual Meeting will be approved if the votes cast in favor of the matter exceed the votes cast opposing the matter, assuming a quorum is present.

A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. An abstaining vote or a broker "non-vote" is considered to be present for purposes of determining a quorum but is not deemed to be a vote cast. As a result, abstentions and broker "non-votes" are not included in the tabulation of the voting results for the election of directors or the other matters to be acted on at the Annual Meeting, each of which requires the approval of a majority of the votes cast, and therefore do not have the effect of votes of opposition in such tabulations.

How to Submit a Question at the Annual Meeting

We will hold a question-and-answer session during which we intend to answer as many questions as time permits that are properly submitted during the Annual Meeting and pertinent to the Company and meeting matters. To help ensure that we have a productive and efficient meeting, and in fairness to all shareholders in attendance, you will find our Rules of Conduct for the Annual Meeting available on the virtual meeting platform. Questions that we determine do not conform with the Rules of Conduct, are related to material non-public information of the Company or are not pertinent to meeting matters will not be answered. Each shareholder will be limited to one question so as to allow us to respond to as many shareholder questions as possible in the allotted time. We may address substantially similar questions, or questions that relate to the same topic, in a single response to avoid repetition.

Once you log in to the virtual meeting platform at www.virtualshareholdermeeting.com/EML2026, you may select the "Q&A" button on the bottom right side of the virtual meeting platform interface and then type your question into the "Submit a Question" field and click "Submit." Shareholders will need their valid 16-digit control number in order to ask a question at the Annual Meeting.

We ask that all shareholders provide their name and contact details when submitting a question through the virtual meeting platform so that we may address any individual concerns directly. If you have a question of personal interest that is not of general concern to all shareholders, or if a question submitted is not addressed during the Annual Meeting, we encourage you to contact us directly, either by writing to the Corporate Secretary, care of The Eastern Company, 3 Enterprise Drive, Suite 408, Shelton, CT 06484, or by calling (203) 729-2255.

Recommendations of the Board

The Board recommends that you vote your shares:

 **FOR the election of each of Mr. Fredrick D. DiSanto, Mr. John W. Everets, Mr. James Mitarotonda, Ms. Peggy B. Scott, Mr. Chan Galbato and Mr. Ryan A. Schroeder as directors;**

 **FOR the approval, on an advisory basis, of the compensation of our named executive officers; and**

 **FOR the ratification of the appointment of Fiondella, Milone & LaSaracina LLP as the Company's independent registered public accounting firm for the 2026 fiscal year.**

Information Regarding the Board of Directors, Board Committees and Corporate Governance

Director Nominees

The table and the biographies below provide information regarding our six director nominees. Each nominee is up for reelection to serve for a one-year term expiring at our 2027 Annual Meeting of Shareholders and until a successor is duly elected and qualified. The Board has concluded that the six incumbent directors listed in the table below should be nominated for reelection based on their skills, leadership experiences, competencies and other key qualifications summarized in their biographies below. Two incumbent directors, Charles W. Henry and Michael J. Mardy, are retiring from the Board and accordingly are not standing for reelection at the Annual Meeting.

Name	Position	Age	Independent (Y/N)	Director Since
Frederick D. DiSanto	Director	63	Y	2016
John W. Everets	Director	79	Y	1993
James Mitarotonda	Chairman	71	Y	2015
Peggy B. Scott	Director	74	Y	2019
Chan Galbato	Director	63	Y	2025
Ryan A. Schroeder	President, CEO and Director	50	N	2024

Director Biographies



Fredrick D. DiSanto
Director

Age: 63
Director Since: 2016
Independent

FREDRICK D. DISANTO is the Chairman and Chief Executive Officer of The Ancora Group, a provider of investment advisory, wealth management and retirement plan services to individuals and institutions, and has served in such capacities since 2014 and 2006, respectively. Mr. DiSanto was the President and Chief Operating Officer of Maxus Investment Group, a provider of financial advisory services, from 1998 until December 2000. From 2001 to 2006, after Maxus Investment Group was sold to Fifth Third Bank, Mr. DiSanto served as Executive Vice President and Manager of Fifth Third Bank's Investment Advisor Division.

Mr. DiSanto is an experienced public company director. He currently serves on the Board of Directors of Regional Brands, Inc. (OTCPK: RGBD) and served as a director of Ampco-Pittsburgh Corporation (NYSE: AP) from 2022 until May 2025. Previously, he served as a director of the Alithya Group Inc., Axia NetMedia Corporation and LNB Bancorp, Inc. Mr. DiSanto also serves on the Board of Directors of Medical Mutual of Ohio, a mutual health insurance company.

QUALIFICATIONS

Mr. DiSanto has served as a director of the Company since 2016. He is Chairman of the Compensation Committee, serves on the Audit, Capital Allocation and Investment, and Nominating and Corporate Governance Committees, and was a member of the Executive Committee until it was disbanded in February 2026. Mr. DiSanto brings to the Board extensive experience in finance, strategic planning, corporate governance and international business.



John W. Everets
Director

Age: 79
Director Since: 1993
Independent

JOHN W. EVERETS has been a Partner in Arcturus Capital LLC, a venture capital firm in Boston, since 2016 and has served on the Board of Directors of Pearl Diver Credit Company (NYSE: PDCC), a publicly-traded closed-end investment company, since July 2024. Mr. Everets was the Chairman and Chief Executive Officer of SBM Financial, an investor group in Portland, Maine, from May 2010 until October 2016. He was also Chairman and Chief Executive Officer of The Bank of Maine from 2010 until 2015. Mr. Everets has served as a director of Medallion Bank since 2019 and as a director of Medallion Financial Corp. (Nasdaq: MFIN) since 2017. Mr. Everets also serves on the Board of Directors of Newman's Own Foundation. Mr. Everets is a former director of The Bank of Maine, which merged into Camden National Bank, Financial Security Assurance (FSA), Dairy Mart Convenience Stores, Inc. and The Martin Currie Business Trust Edinburgh. From 1993 to 2004, Mr. Everets was the Chairman and Chief Executive Officer of HPSC, Inc., a provider of financing to medical and dental practices, which was acquired by GE Healthcare Financial Services, a provider of capital, financial solutions and related services for the global healthcare industry, in 2004. Mr. Everets served as the Chief Executive Officer of GE HPSC, Inc. from 2004 until 2006.

QUALIFICATIONS

Mr. Everets has served as a director of the Company since 1993 and as Vice-Chairman of the Board since July 2024. He is Chairman of the Capital Allocation and Investment Committee, serves on the Audit and Compensation Committees and was a member of the Executive Committee until it was disbanded in February 2026. Mr. Everets brings to the Board extensive knowledge of the Company's business and valuable experience in corporate finance and mergers and acquisitions, among other areas.



James A. Mitarotonda

Director

Age: 71
Director Since: 2015
Independent

JAMES A. MITAROTONDA has been the Chairman, President and CEO at Barington Capital Group, L.P., an investment firm, since 1991. He has also been the Chairman, President and CEO of Barington Companies Investors, LLC, the general partner of Barington Companies Equity Partners, L.P., an activist investment fund, since 1999.

Mr. Mitarotonda is an experienced public company director. He has served as a director of Rambus, Inc., a company that develops high-performance memory and interface technologies, from April 2021 until April 2022; a director of Avon Products, Inc., a global manufacturer and marketer of beauty and related products, from April 2018 to January 2020; and a director of OMNOVA Solutions Inc., a global provider of emulsion polymers and specialty chemicals, from March 2015 to April 2020. He has also previously served as the Chairman of the Board of The Pep Boys – Manny, Moe & Jack and as a director of A. Schulman Inc., The Jones Group Inc., Ameron International Corporation and Gerber Scientific, Inc., among other companies. In addition, Mr. Mitarotonda served as a special advisor to various companies, including L Brands, Inc., a specialty retailer of women's apparel and personal care products, from 2019 to 2022.

QUALIFICATIONS

Mr. Mitarotonda has served as a director of the Company since May 2015 and as Chairman of the Board since January 2016. He currently serves on the Nominating and Corporate Governance and Capital Allocation and Investment Committees, and served as the Chair of the Executive Committee until it was disbanded in February 2026. Mr. Mitarotonda brings to the Board extensive financial, investment banking and executive leadership experience. He also brings significant board of director and corporate governance experience through his service on numerous public company boards across diverse industries.



Peggy B. Scott

Director

Age: 74
Director Since: 2019
Independent

PEGGY B. SCOTT has served as the Chair of the Board of Managers of Cleco Corporate Holdings LLC, a public utility holding company, and Cleco Power LLC, a public utility, since April 2016. She also served as Interim Chief Executive Officer of Cleco Corporate Holdings LLC from February 9, 2017 to December 31, 2017. In addition, Ms. Scott has served on the Board of Martin Sustainable Resources, LLC, a manufacturing and equity investment company, since May 2022 where she chairs the Audit Committee and is a member of the AI and Innovation Committee. Earlier, she served on the board of Blue Cross Blue Shield of Louisiana Foundation from 2005 to 2024, including as Chairperson and President, and on the board of Gresham Smith Partners, an architectural and engineering services firm, from June 2020 to June 2022. Her past public company board service includes Benefytt Technologies, Inc., where she served from 2019 until its acquisition in 2020.

Previously, Ms. Scott served as the Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer of Blue Cross Blue Shield of Louisiana (BCBS), and as Chief Strategy Officer. Prior to joining BCBS, she held senior executive positions at various U.S. and international companies where she led transformations, growth strategies and operations in seven foreign countries. Earlier in her career, Ms. Scott was an office Managing Partner with Deloitte, a global public accounting firm, where she advised a broad range of companies, including manufacturing and industrial companies.

QUALIFICATIONS

Ms. Scott has served as a director of the Company since May 2019. She is Chair of the Environmental, Health, and Safety Committee and serves on the Audit and Compensation Committees. Ms. Scott is a Certified Public Accountant (CPA) and also holds certifications in valuations (ABV and CVA) and in financial forensics (CFF). Ms. Scott brings to the Board valuable experience in strategy, finance, accounting, operations, acquisitions and international business.



Chan Galbato
Director

Age: 63
Director Since: 2025
Independent

CHAN GALBATO has been a member of the Board of Directors of Accuray Incorporated (Nasdaq: ARAY) since November 2025. He has also served as a Senior Advisor to Barington Capital Group, L.P., an investment firm, since March 2025, a Senior Advisor to Alvarez & Marsal Holdings, LLC, a consulting firm, since August 2025, and as a member of the Advisory Council of the TCW Private Credit Group, a global asset manager, since January 2026.

Previously, Mr. Galbato was the Chief Executive Officer of Cerberus Operations and Advisory Company, LLC, the global operating platform of Cerberus Capital Management, a private investment company, from 2012 to 2024. Prior to joining Cerberus in 2009, Mr. Galbato served as President and CEO of the Controls Group of Invensys plc, a global technology company. Prior to that, he served as President of Services and of the commercial distribution arm of companies for The Home Depot; President and Chief Executive Officer of Armstrong Floor Products, a division of Armstrong World Industries; Chief Executive Officer of Choice Parts, a joint venture start-up; and President and CEO of Coregis Insurance Company, a GE Capital company. Early in his career, he spent 14 years with General Electric Company, holding several operating and finance leadership positions within the company's various industrial divisions (including Transportation Systems, Aircraft Engines, Medical Systems and Appliances).

Mr. Galbato has served on the Board of Directors of numerous publicly traded companies, including as Chairman of NFI Group Inc., a publicly-traded multinational bus manufacturer, from January 2025 to April 2025; Co-Chair of Albertsons Companies, Inc., a publicly traded food and drug retail company, from April 2021 to October 2024; Chairman and a director of Blue Bird Corporation, a publicly-traded manufacturer of school buses and specialty vehicles, from June 2016 to April 2023; a director of Autoweb, Inc., a publicly-traded digital marketing company for the automotive industry, from January 2019 to May 2022; and Chairman of Avon Products, Inc., a publicly-traded manufacturer of beauty and related products, from March 2016 to January 2020.

QUALIFICATIONS

Mr. Galbato has served as a director of the Company since May 2025 and serves on the Audit and Capital Allocation and Investment Committees. Mr. Galbato brings to the Board extensive experience in leadership, governance, business development, operations and strategy, as well as valuable knowledge and experience in the manufacturing industry.



Ryan A. Schroeder
Director

Age: 50
Director Since: 2024

RYAN A. SCHROEDER has served as the President and CEO of the Company since November 2024. Prior to joining Eastern, Mr. Schroeder served as CEO at Plaskolite LLC, a manufacturer of engineering thermoplastics, from 2020 through 2023. Prior to that, Mr. Schroeder spent four years as President, Americas for IMI Norgren, a manufacturer of motion and fluid control products, from 2016 to 2020, and prior to joining IMI Norgren, he served in a variety of roles at Parker Hannifin, a diversified manufacturer of motion and control technologies and systems for a variety of mobile, industrial and aerospace markets, from 2003 to 2016, including general manager of the hydraulic valve division, general manager of the hydraulic pump motor division, and business unit manager, plant manager and supply chain manager of the company's hydraulic cylinder division.

QUALIFICATIONS

Mr. Schroeder brings to the Board extensive knowledge and experience in the manufacturing industry, including in the areas of management, operations, corporate strategy, and mergers and acquisitions.

Director Skills and Experience

Over the past year, our Nominating and Corporate Governance Committee conducted an assessment of the skills and experience it believes are important for directors of the Company to possess. The table below highlights some of these key skills and experiences. Based on the results of the assessment, our Board believes that, collectively, our directors standing for reelection have the skills and experience needed to effectively oversee the Company.

	DiSanto	Everets	Mitarotonda	Scott	Galbato	Schroeder
CEO / Executive Experience	●	●	●	●	●	●
Industry / Operational Experience	●		●	●	●	●
International				●	●	●
Strategic Planning	●	●	●	●	●	●
Capital Allocation / Mergers & Acquisitions	●	●	●	●	●	●
Corporate Finance	●	●	●	●	●	●
Human Capital Management / Compensation	●	●	●	●	●	
Sales and Marketing	●	●	●	●	●	●
Corporate Governance	●	●	●	●	●	●
Financial and Accounting Literacy	●	●	●	●	●	●
Environmental / Public Policy / Governmental Regulation				●	●	
Risk Management	●	●	●	●	●	

Corporate Governance Strengths

One Share Equals One Vote

We have a single class of shares with equal voting rights.

Independence

Seven of our eight current directors are independent, and after the Annual Meeting, five of our six directors will be independent. All committees of the Board are comprised solely of independent directors.

Executive Sessions

At each regular Board meeting, our directors meet without our CEO or other members of management present to discuss issues important to the Company.

Active Risk Oversight

Active oversight of risks related to the Company's business, including environmental, health and safety risks. In 2026, the Board reviewed and updated the Company's key risk management policies, including its Code of Business Conduct and Ethics, Code of Ethics for Financial Employees and Anonymous Hotline Policy, and put in place a new emergency succession plan for the Company's CEO.

Majority Voting in Director Elections

Our Bylaws provide that director nominees must be elected by a majority of the votes cast in uncontested elections.

Year-Round Engagement

We engage with investors and other stakeholders on an ongoing basis.

Bylaw Amendments

In 2026, the Board lowered the threshold for shareholders to amend the Company's Bylaws from 75 percent to a majority of the outstanding shares.

Alignment with Shareholder Interests

Our minimum stock ownership policies, incentive compensation clawback policies and anti-hedging and pledging policies are designed to align the interests of our directors and executive officers with those of our shareholders.

Independent Board Leadership

Independent, non-executive Chairman of the Board.

Focus on Corporate Governance

In 2026, the Board updated its Corporate Governance Guidelines and the charters of all of its committees and disbanded the Executive Committee to align with best practices.

Annual Director and Say-on-Pay Vote

The entire Board is elected annually and we solicit a shareholder advisory vote on executive compensation annually.

No Poison Pill

The Company does not have a shareholder rights plan.

Special Meetings of Shareholders

In 2026, the Board lowered the threshold for shareholders to call a special meeting from 35 percent to 25 percent.

Board, Committee and Director Evaluations

Our Board, committees and individual directors conduct annual self-evaluations for the purpose of improving director performance and the effectiveness of the Board and its committees.

Related Party Transactions

In 2026, our Board adopted a new Related Party Transactions Policy which summarizes the Company's procedures for the review and approval or ratification of related party transactions by the Audit Committee.

The Board of Directors and its Committees

The Board currently consists of eight members. Two of its members, Charles W. Henry and Michael J. Mardy, will be retiring from the Board at the expiration of their current term. In February 2026, the Board determined to reduce the size of the Board to six directors, effective immediately after the Annual Meeting.

In 2025, the Board met eight times and acted by unanimous written consent on seven occasions. All directors attended at least 87.5% of all Board meetings held and all meetings of committees on which they served. All Board members attended the 2025 Annual Meeting of Shareholders. As set forth in the Corporate Governance Guidelines for the Board of Directors (the "Corporate Governance Guidelines"), it is the policy of the Board to have all directors attend the annual meeting of shareholders.

The Board believes that its current leadership and committee structure, as discussed in greater detail below, allows it to perform its duties effectively and efficiently.

Board Leadership

James Mitarotonda serves as the independent, non-executive Chairman of the Board. It is the policy of the Company that the positions of the Chairman of the Board and Chief Executive Officer be held by separate persons and that the position of Chairman be held by an independent director. The Board believes that having a separate Chairman allows the Chief Executive Officer to focus on the day-to-day management of the Company while enabling the Board to maintain independent oversight of the activities of the Company and its executive management team.

Board Committees

In 2025, the Board had six standing committees: the Executive Committee, the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Environmental, Health, and Safety Committee and the Capital Allocation and Investment Committee. The following table sets forth the membership information for each of these committees over the past year:

Name	Executive Committee	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Environmental, Health, and Safety Committee	Capital Allocation Committee
Frederick D. DiSanto	•	•	C	•		•
John W. Everets		•	•			C
Charles W. Henry[1]	•		•	C	•	
James Mitarotonda	C			•		•
Peggy B. Scott		•	•		C	
Michael J. Mardy[1]		C			•	
Chan Galbato		•				•
Ryan A. Schroeder						

C - Chair   (1) Mr. Henry and Mr. Mardy are not standing for reelection at the Annual Meeting.

Below is a description of each of the standing committees in 2025. Each of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Environmental, Health, and Safety Committee and the Capital Allocation and Investment Committee operates pursuant to a written charter, which each committee reviews and assesses on an annual basis. The charters of each of these committees were updated in 2026 and can be found on the Governance section of our website at www.easterncompany.com by clicking "Governance" under the heading "About Us". The Executive Committee, which operated pursuant to authorization under the Company's Bylaws, held no meetings in 2025. In February 2026, the Company's Bylaws were amended to eliminate the requirement for the Board to appoint an executive committee and the Executive Committee was disbanded.

Executive Committee. The Executive Committee had the ability to act with the full authority of the Board to address issues requiring immediate attention when the Board was not in session. In 2025, the members of the Executive Committee were James Mitarotonda (Chairman), Charles W. Henry and Fredrick D. DiSanto. The Executive Committee did not meet in 2025 and, as discussed above, was disbanded in February 2026.

Audit Committee. The Audit Committee advises the Board and provides oversight on matters relating to the Company's financial statements and financial reporting process, internal accounting and financial controls, the internal audit function and the qualifications, independence, appointment, retention, compensation and performance of the Company's independent registered public accounting firm. The Audit Committee also provides oversight with respect to legal compliance, ethics programs, and risk management. The members of the Audit Committee are Michael J. Mardy (Chairman), Fredrick D. DiSanto, John W. Everets, Chan Galbato and Peggy B. Scott. In 2025, the Audit Committee held four meetings.

The Board has determined that all Audit Committee members are financially literate and are independent under the current listing rules of Nasdaq. The Board has also determined that Fredrick D. DiSanto, John W. Everets, Peggy B. Scott, and Michael J. Mardy each qualify as an "audit committee financial expert" as defined by SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002. Following the Annual Meeting, the Audit Committee will be chaired by Ms. Scott.

Compensation Committee. The Compensation Committee is responsible, among other things, for assisting the Board in overseeing compensation for executive officers, employees and directors, including establishing compensation programs and incentive plan goals, reviewing executive officer performance and compensation, administering the Company's incentive compensation and equity-based plans, and determining stock incentive grants to employees. The members of the Compensation Committee are Fredrick D. DiSanto (Chairman), Charles W. Henry, John W. Everets and Peggy B. Scott. In 2025, the Compensation Committee held six meetings.

None of the members of the Compensation Committee is an officer or employee of the Company. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity of which one or more executive officers serves on our Board or Compensation Committee.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee identifies, evaluates and recommends to the Board individuals for nomination to the Board of Directors. The Committee also advises and makes recommendations to the Board regarding corporate governance matters. The members of the Nominating and Corporate Governance Committee are Charles W. Henry (Chairman), Fredrick D. DiSanto and James Mitarotonda. During 2025, the Nominating and Corporate Governance Committee held four meetings. Following the Annual Meeting, the Nominating and Corporate Governance Committee will be chaired by Mr. DiSanto.

Environmental, Health, and Safety Committee. The Environmental, Health, and Safety Committee's responsibilities include reviewing environmental, health and safety policies; overseeing the management and implementation of systems necessary for compliance with such policies; monitoring the effectiveness of such policies, systems and processes; monitoring trends; and reviewing and monitoring the overall environmental, health and safety performance of the Company. The members of the Environmental, Health, and Safety Committee are Peggy B. Scott (Chairperson), Charles W. Henry and Michael J. Mardy. The Environmental, Health, and Safety Committee met four times in 2025.

Capital Allocation and Investment Committee. The Capital Allocation and Investment Committee is responsible for providing oversight of strategic efforts of the Company, including ongoing review of the Company's assets, capital allocation and potential transactions to enhance shareholder value, as well as reviewing and recommending to the Board qualified acquisition and investment opportunities. The members of the Capital Allocation and Investment Committee are John W. Everets (Chairman), Fredrick D. DiSanto, Chan Galbato and James Mitarotonda. The Capital Allocation and Investment Committee met six times in 2025.

Director Qualifications, Evaluations, Nominations and Independence

Qualifications of Director Candidates

The Nominating and Corporate Governance Committee considers director candidates based upon a number of qualifications. The qualifications for consideration as a director nominee vary according to the particular area of expertise being sought as a complement to the existing composition of the Board. At a minimum, however, the Nominating and Corporate Governance Committee seeks director candidates who possess:

- the ability to apply good business judgment and exercise their duties of loyalty and care;

- high integrity and proven leadership capabilities;

- the ability to quickly grasp complex principles of business and finance;

- experience in leadership positions with a high degree of responsibility;

- a willingness to appropriately challenge management and the consensus view in the boardroom when deemed appropriate;

- the willingness and ability to devote adequate time, energy and resources to diligently perform Board and Board committee duties and responsibilities; and

- a commitment to representing the long-term interests of the shareholders.

Over the past year, the Nominating and Corporate Governance Committee conducted an evaluation of the skills, experiences and competencies identified as important for directors to provide effective oversight of the Company given its strategic and operating needs. The table on page 8 sets forth some of the key skills and experiences that the Committee believes our directors should possess. The biographies of each director set forth in this Proxy Statement includes information regarding their qualifications that led to the conclusion that each director should serve as a member of our Board. When current members of the Board are considered for nomination for reelection, their prior contributions to the Board, as well as their meeting attendance and the results of the annual assessments of the Board, its committees and individual directors, are taken into account in addition to their other qualifications.

The Board does not have a formal policy with respect to diversity but, as stated in its Corporate Governance Guidelines, values a diversity of backgrounds, skills, experiences, abilities, views and perspectives to help ensure that the Board, as a whole, can effectively fulfill its oversight and advisory responsibilities.

Evaluation of Director Nominees

The Nominating and Corporate Governance Committee screens and recommends potential nominees to the Board who are identified by the Committee, directors, shareholders or through other sources. The Nominating and Corporate Governance Committee may also use the services of a third-party search firm to assist in the identification or evaluation of director candidates, as the Committee deems necessary or appropriate. The Committee evaluates and assesses each potential nominee against the standards and criteria described above and the specific needs of the Board at the time.

Based upon a preliminary assessment of potential candidates, those who appear best suited to meet the needs of the Company may be invited to participate in a series of interviews. On the basis of information learned during these interviews, through reference checks and any other evaluation procedures utilized by the Nominating and Corporate Governance Committee, the Committee will determine which nominee(s) they will recommend for election to the Board. The Nominating and Corporate Governance Committee uses the same process for evaluating all nominees, regardless of the source of the nomination.

Shareholder Recommendations and Nominations

The Nominating and Corporate Governance Committee considers qualified director candidates recommended by shareholders and applies the same standards in evaluating candidates recommended by shareholders as it does in evaluating candidates recommended by other sources. Eastern shareholders who wish to recommend a director candidate for the Nominating and Corporate Governance Committee's consideration must submit the recommendation in writing to the Corporate Secretary, care of The Eastern Company, 3 Enterprise Drive, Suite 408, Shelton, CT 06484. The recommendation must include (a) the name and address of the shareholder submitting the candidate for consideration and the number of Common Shares beneficially owned by such shareholder; (b) the name, age, business address, principal occupation and principal qualifications of the candidate, as well as the number of Common Shares beneficially owned by the candidate, if any; and (c) confirmation of the candidate's consent to being named in a proxy statement as a nominee and to serving as a director if elected. All recommendations will be forwarded to the Chair of the Nominating and Corporate Governance Committee for review and consideration in accordance with the process described above. In addition, shareholders of record may nominate candidates for election to the Board by following the procedures set forth in Article III, Section 10 of the Company's bylaws.

Director Independence

Our Common Shares are listed on the Nasdaq Global Market. As required under Nasdaq listing rules, a majority of the members of our Board of Directors must qualify as independent. The Board is currently composed of eight members, all of whom have been determined to be independent under Nasdaq's listing rules, except for Mr. Schroeder, our President and Chief Executive Officer. After the Annual Meeting, the Board will be composed of six members, all of whom have been determined to be independent except for Mr. Schroeder. Our Nominating and Corporate Governance Committee conducts an annual review and makes a recommendation to the full Board as to whether each of our directors meets the applicable independence standards of Nasdaq Rule 5605(a)(2). In addition, the Board has determined that Michael Mardy, Fredrick DiSanto, John Everets and Peggy Scott meet the heightened independence requirements for Audit Committee membership as set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable listing rules of Nasdaq. The Board has also determined that Fredrick DiSanto, Charles Henry, John Everets and Peggy Scott meet the heightened independence requirements for Compensation Committee members set forth in Rule 10C-1 under the Exchange Act and the applicable Nasdaq listing rules. In making its independence determinations, the Board broadly considered all facts and circumstances the Board deemed relevant, including, without limitation, current and prior relationships between the Company and each non-employee director. For a portion of 2025, Eastern had investments in Matthews International Corporation and TriMas Corporation, public companies in which Barington Capital Group, L.P. also invested. In making its determination as to Mr. Mitarotonda's independence, the Board considered such co-investments between Eastern and Barington Capital Group, L.P., of which Mr. Mitarotonda is a principal.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board, Committee and Director Evaluations

With the assistance of the Chairman of the Board, the Nominating and Corporate Governance Committee conducts annual self-assessments of the Board, its committees and individual directors. Among other things, the self-assessments evaluate the effectiveness of the Board's composition, committee structure, meetings and processes, interaction with management, oversight of strategy and governance, and the overall performance of the Board, its committees and directors. Results of the evaluations are summarized and discussed at Board and committee meetings for the purpose of improving the effectiveness of the Board, its committees and individual directors.

Board Oversight

Corporate Strategy

The Board plays an active role in overseeing the Company's overall strategy. Each year, the Board conducts a comprehensive, in-depth review of the Company's long-term corporate strategy and annual operating plan and actively monitors and reviews management's progress in executing both on an ongoing basis. In addition, the Board holds individual business strategy reviews with business leadership throughout the year.

Continuity of Leadership

The Board recognizes that one of its most important duties is to ensure continuity in the Company's senior leadership by overseeing the development of executive talent and planning for the effective succession of the Company's CEO and the executive leadership team. In order to ensure that the succession planning and leadership development process supports and enhances the Company's strategic objectives, the Board regularly consults with the CEO on the Company's organizational needs, its leadership pipeline and succession plans for critical leadership positions.

In connection with its oversight responsibilities, the Board has adopted an Emergency CEO Succession Plan. This plan is designed to ensure that the key functions of the CEO are well understood and can be performed by members of the Board, the executive team and senior leaders at the Company's operating divisions and subsidiaries on a temporary basis in order to provide organizational stability and ensure continuity in the administration of the Company's day-to-day operations in the event that the CEO becomes ill, temporarily disabled or is otherwise unable to perform the functions required of the position.

Risk Oversight

Our Company faces a variety of potential risks, including, among other things, operational, strategic, human capital management, financial, accounting, legal, regulatory, cybersecurity and reputational risks. Effectively identifying, managing and mitigating our exposure to such risks is critical and one of the key functions of the Board. The Board administers this oversight function directly through the Board as a whole, as well as indirectly through each of the committees of the Board which consider risks within their principal areas of responsibility. While committees may be responsible for providing oversight with respect to certain significant risks of the Company, the entire Board is regularly informed about these risks through committee reports and management presentations, which facilitate visibility and discussion with respect to these risks as well as the development of strategies to address them. A summary of certain of the risk management functions overseen by Board committees is included in the chart below.

The Board directly oversees risks associated with the Company's corporate strategy and annual business plans. To assist in these efforts, the Board regularly receives detailed financial and operating reports, information regarding significant capital projects, and presentations indicating business trends and economic projections that might affect the Company's businesses. The Board is also actively involved in oversight of cybersecurity risks. The Board, in addition to the Audit Committee, receives periodic presentations and reports on cybersecurity risks which address a wide range of topics including recent developments, evolving standards and the results of vulnerability assessments. The Board also meets annually with the Company's CEO, CFO and Director of Information Technology and Cybersecurity to discuss the Company's approach to addressing cybersecurity risks. Finally, some risks, such as those relating to potential operating liabilities, the protection against physical loss or damage to our facilities, and the possibility of business interruption resulting from a significant loss event, are addressed in part through insurance.

BOARD OF DIRECTORS

- The Board has ultimate responsibility for the oversight of risk management.
- The Board has assigned oversight of certain categories of risk to committees of the Board.
- The Board and its committees consult with external advisors, including outside counsel, consultants and auditors, as appropriate to remain informed about potential material risks facing the Company.

AUDIT COMMITTEE

- Oversees the Company's systems of internal accounting and financial controls, internal audit function and annual independent audit of its financial statements.
- Reviews programs to promote ethical behavior, prevent and detect fraud, and ensure compliance with applicable laws.
- Discusses with management and the Company's internal auditors major financial risk exposures (including cybersecurity risk) and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.
- Reviews related party transactions for potential conflicts of interest.

COMPENSATION COMMITTEE

- Reviews, approves and monitors the Company's compensation plans and programs and ensures compliance with applicable legal and regulatory requirements.
- Assesses risks relating to executive compensation, including whether the Company's compensation programs encourage excessive risk-taking or support effective risk management.
- Oversees and administers the Company's clawback policies, which provide for the recoupment of compensation in the event of a financial restatement.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

- Reviews the Company's Code of Business Conduct and Ethics and similar codes and policies designed to encourage compliance with the Company's commitment to high ethical standards.
- Assists the Board in its oversight of the Company's corporate governance.
- Oversees annual evaluations of the effectiveness of the Board, its committees and individual directors.
- Ensures that Board and committee membership complies with applicable independence and qualification standards.

ENVIRONMENTAL, HEALTH, AND SAFETY COMMITTEE

- Manages risks associated with environmental, health and safety issues.
- Oversees the Company's policies, goals and initiatives related to sustainability.

CAPITAL ALLOCATION AND INVESTMENT COMMITTEE

- Provides oversight of strategic efforts of the Company, including ongoing review of the Company's assets, capital allocation and potential transactions to enhance shareholder value.

MANAGEMENT

- Responsible for the day-to-day identification, management and mitigation of risk.
- Provides reports to the Board and its committees regarding material risks and the actions management has taken to monitor, quantify, control and mitigate such risks.

Corporate Governance

The Board is committed to sound corporate governance practices as it believes that a strong corporate governance framework is fundamental to long-term value creation. Over the past year, the Board commenced a review of the Company's corporate governance, risk management and compliance framework. As a result of this review, which remains ongoing, the Board updated, among other things, its Corporate Governance Guidelines as well as the Company's Code of Business Conduct and Ethics and the charters of our Audit, Capital Allocation and Investment, Compensation, Environmental, Health, and Safety, and Nominating and Corporate Governance Committees. Each of these documents can be found on the Company's website at www.easterncompany.com by clicking "Governance" under the heading "About Us".

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines, which were last updated in 2026. Among other things, our Corporate Governance Guidelines cover topics including Board membership criteria, Board leadership structure, the duties and responsibilities of the Chairman of the Board, Board operations, duties and obligations of directors, director attendance, executive session requirements, Board functions, shareholder communication policy, and limitations regarding the service by our directors on the boards of other publicly-traded companies.

Codes of Ethics

The Board has adopted written codes of ethics applicable to our directors, officers and employees in accordance with the rules of the SEC and Nasdaq listing rules. These include a Code of Business Conduct and Ethics and a Code of Ethics for Financial Employees (the "Codes"). The purpose of these Codes is to, among other things, promote honest and ethical conduct, proper accounting, fair and accurate disclosure in the Company's public filings, and compliance with laws, rules and regulations. Each of these Codes was reviewed and updated by the Board and its relevant committees in 2026. The Company also has an Anonymous Hotline Policy which sets forth procedures for the confidential, anonymous reporting by employees of concerns including unethical business or personal conduct, questionable accounting, financial reporting or auditing matters, and potential violations of applicable law. This policy was also reviewed and updated in 2026. The Codes are available free of charge on the governance section of our website at www.easterncompany.com by clicking "Governance" under the heading "About Us". We will disclose on our website amendments to or waivers from the Codes in accordance with all applicable laws and regulations.

Clawback Policies

The Board has adopted incentive compensation clawback policies. The policies are designed to promote the integrity of the Company's financial reporting by ensuring that incentive compensation is awarded based on accurate financial and operating data and the correct calculation of the Company's performance against incentive targets. The policies require the Compensation Committee to seek the recovery of incentive compensation from current and former officers of the Company (as defined in Rule 16a-1(f) of the Exchange Act) in the event of fraud or misconduct or an accounting restatement resulting from the Company's material noncompliance with any financial reporting requirement under the securities laws.

Insider Trading Policy

The Company's securities laws compliance/insider trading policy (the "Securities Laws Compliance Policy") provides guidelines with respect to transactions in, and gifts of, the Company's securities and the treatment of confidential information about Eastern and companies with which Eastern has business relationships. The Securities Laws Compliance Policy applies to all directors, officers and employees of the Company, as well as all agents of, and consultants and contractors to, the Company who receive or have access to material nonpublic information. We believe the Securities Law Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations as well as Nasdaq listing rules. The full text of our Securities Laws Compliance Policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended December 28, 2024.

Prohibition Against Hedging and Pledging

The Company's Securities Law Compliance Policy prohibits persons covered by the policy, including directors and executive officers, from, among other things, taking short positions, hedging or pledging securities of the Company, holding Company securities in a margin account or engaging in speculative transactions in publicly-traded options of the Company, such as puts, calls, warrants and other derivative securities.

Minimum Stock Ownership Requirements

The Company maintains a minimum stock ownership policy for non-employee directors designed to align director and shareholder interests. Under this policy, non-employee directors are required to beneficially own Common Shares having a value equal to at least five (5) times their initial annual retainer in effect at the time of their appointment to the Board. Non-employee directors are required to acquire this ownership level within five (5) years of becoming a member of the Board and to maintain such ownership during their service on the Board and for six months thereafter. Currently, all non-employee directors are in compliance with these requirements or have additional time to meet these requirements in accordance with the standards described above.

Shareholder Engagement

Eastern greatly values the opinions of our shareholders. We therefore actively engage with our shareholders throughout the year, including through in-person and virtual meetings. We also invited our 18 largest shareholders to participate in individual conference calls with members of our senior management team and our Chairman of the Board. Engaging directly with our shareholders provides us with a better understanding of their priorities, perspectives and positions and gives us the opportunity to receive feedback on corporate governance, executive compensation or other measures that may be under consideration by the Board.

Over the past year, we have spoken or engaged with shareholders representing approximately 45% of our outstanding shares. We share feedback received during these conversations with the Board and relevant committees and take such feedback into consideration as we review and update our policies, practices and disclosures. We also monitor developments in corporate governance, executive compensation and sustainability and review our practices against guidelines published by institutional investors and proxy advisory firms.

Shareholder Communications with the Board

Shareholders and other interested parties may contact the Board, the non-executive directors, an individual director (including the Chairman) or a committee of the Board, by writing to them at The Eastern Company, 3 Enterprise Drive, Suite 408, Shelton, CT 06484, Attention: Corporate Secretary. Communications will be distributed by the Corporate Secretary to the appropriate director or directors, unless the communication is offensive, primarily commercial in nature, is "junk mail" or a mass mailing, or relates to an improper or irrelevant topic. Proposals submitted by shareholders are not covered under this policy.

Summary of Annual Director Compensation

The Company compensates its non-employee directors through annual retainers and meeting fees that are each paid in Common Shares. During fiscal year 2025, the annual retainers were as follows: $143,750 for the Chairman of the Board; $103,500 for the Vice Chairman; and $80,500 for each other non-employee director. Committee chair retainers were also paid as follows: $11,500 to the Chairman of the Audit Committee; $8,625 to each of the Chairman of the Compensation Committee, the Chairperson of the Environmental, Health, and Safety Committee, and the Chairman of the Capital Allocation and Investment Committee; and $2,300 to the Chairman of the Nominating and Corporate Governance Committee. In addition to annual retainer fees, non-employee directors are compensated for all meetings held in excess of the Board's five regularly scheduled meetings as follows: $1,725 for each in-person meeting and $575 for each telephonic meeting.

Each director receives their fees in the form of Common Shares. The Common Shares are issued under the Directors' Fee Program (the "Directors' Fee Program") provided for in the 2020 Stock Incentive Plan (the "2020 Plan").

Director Compensation in Fiscal 2025

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Nonqualified deferred compensation earnings ($)	All Other Compensation ($)[3]	Total ($)
Fredrick D. DiSanto	—	89,700	—	—	—	396	90,096
John W. Everets	—	120,265	—	—	—	—	120,265
Charles W. Henry[4]	—	83,377	—	—	—	—	83,377
James Mitarotonda	—	144,322	—	—	—	—	144,322
Michael J. Mardy[4]	—	92,587	—	—	—	—	92,587
Peggy B. Scott	—	89,136	—	—	—	—	89,136
Chan Galbato	—	50,296	—	—	—	396	50,692

(1) This table discloses the compensation received by all non-employee directors who served as a director in 2025. Mr. Schroeder did not receive any compensation for his service as a director of the Company.

(2) The amounts listed are director fees paid in newly issued Common Shares and could include adjustments for fractional shares from previous periods.

(3) The amounts listed represent the dollar value of insurance premiums paid by, or on behalf of, the Company during the covered fiscal year with respect to life insurance for the benefit of a director. All non-employee directors are provided a life insurance benefit. Messrs. DiSanto and Galbato have a $50,000 benefit and Messrs. Mitarotonda, Everets, Henry, and Mardy and Ms. Scott have a $25,000 benefit. The life insurance benefit is reduced after age 70.

(4) Mr. Henry and Mr. Mardy are not standing for reelection at the Annual Meeting.

Our People and Workplace Health and Safety

Our People

We believe our people are our greatest asset and that our success depends on the skills, experience and dedication of our employees who are committed to delivering outstanding products and service to our customers. We place significant focus on attracting, developing and retaining talented managers and employees and on fostering a culture that reflects Eastern's values. Our values and our Code of Business Conduct and Ethics help guide our actions, shape our culture and support long-term performance.

As we believe an engaged, skilled and collaborative workforce is critical to our leadership in the design and manufacture of engineered solutions for industrial markets, we seek to provide competitive wages, benefits and terms of employment and are committed to fostering an inclusive work environment where employees are valued and respected. We invest in training and development, maintain a structured performance management process, and actively support career growth and advancement opportunities.

As of January 3, 2026, we employed 1,246 full-time employees, including 612 in the United States and 634 internationally. Approximately 21% of our U.S. employees are represented by collective bargaining agreements. We believe our relationships with employees, unions and works councils are in good standing.

Workplace Health and Safety

The health and safety of our employees is a top priority. We are committed to reducing workplace injuries and have developed a strong, global safety culture which has significantly improved our safety performance. Our approach includes regular training and education, clearly defined safety systems and standards, and an emphasis on personal responsibility and accountability at all levels of the organization.

There is active leadership engagement across the Company to ensure the installation and maintenance of appropriate safety equipment at our manufacturing facilities worldwide, along with rigorous review of safety incidents, including root cause analysis and the implementation of corrective actions designed to prevent recurrence.

Our Board oversees our workplace health and safety initiatives through its Environmental, Health and Safety Committee, which reviews the performance of the Company's health and safety programs and provides guidance and recommendations to management.

Executive Compensation

Compensation Discussion and Analysis

Named Executive Officers

Our named executive officers for fiscal year 2025 were:

Name	Title	Age	Year Joined Company
Ryan A. Schroeder	President and Chief Executive Officer	50	2024
Nicholas A. Vlahos	Vice President and Chief Financial Officer	44	2017

Named Executive Officer Biographies

Nicholas Vlahos, 44, joined Eastern in 2017. Effective February 2023, Mr. Vlahos was appointed as Chief Financial Officer of the Company. From 2022 until his appointment as Chief Financial Officer, Mr. Vlahos served as Vice President of Finance, Treasurer and Secretary of the Company. Prior to this role, from 2017 to 2022, Mr. Vlahos was the Company's Treasurer. Before joining Eastern, Mr. Vlahos served as Director of Finance, Accounting and Human Resources at Fischer Technology, Inc., the North American division of Helmut Fischer GmbH, a market leader for manufacturing of coating thickness and material measurement equipment. Prior to joining Fischer Technology, Inc., he served as controller and general manager for Inframat Corporation, a research and development contractor for the U.S. government.

For biographical information regarding Mr. Schroeder, please refer to the section entitled "Biographies of Director Nominees" above.

Compensation Governance

The compensation of the Company's executive officers is overseen by the Compensation Committee. The Compensation Committee recommends to the Board policies and processes for the regular and orderly review of the performance and compensation of the Company's executive officers, including the President and Chief Executive Officer and the Chief Financial Officer. The Compensation Committee also reviews and approves corporate goals and objectives relevant to compensation of the Company's President and Chief Executive Officer and Chief Financial Officer, evaluates their performance in light of these goals and objectives, and determines and approves their compensation levels based on the evaluation. In addition, the committee recommends to the Board and/or the Company's executive management the compensation of executives other than named executive officers and reviews, administers, and when necessary, recommends changes to the 2020 Plan and the Company's other equity-based plans.

The Compensation Committee is composed of members of the Board, none of whom may be an active or retired officer or employee of the Company or any of its subsidiaries. Members of the Compensation Committee are appointed annually by the Board. Fredrick DiSanto, John W. Everets, Charles W. Henry and Peggy B. Scott were the members of the Compensation Committee during fiscal year 2025. Mr. DiSanto has served as Chairman of the Compensation Committee since April 24, 2023. The Compensation Committee held six meetings in 2025.

This Compensation Discussion and Analysis focuses on:

- The guiding principles and objectives underlying the Company's compensation program, including the performance levels that the program is designed to reward; and

- A description of each of the components of the compensation program, including an explanation as to why these components were selected as the preferred means to achieve the compensation program's objectives, and how the amount of each element of compensation is determined.

Principles and Objectives of Compensation Program

The Company's compensation program is designed to attract, motivate, retain and reward highly qualified executives and to reinforce the relationship between individual performance and business results in a manner that aligns shareholder and manager interests.

The following principles guide the Company's compensation practices:

Compensation levels should be sufficiently competitive to attract and retain highly qualified executives and employees

The Company seeks to compensate its executives at levels that are competitive with compensation paid for similar positions in the geographic areas in which Eastern maintains operations, with the objective of attracting and retaining executives with the qualifications and experience necessary to achieve the Company's business objectives. In evaluating the competitiveness and overall structure of its executive compensation program, the Compensation Committee considers data from multiple sources, including market compensation information for comparable roles.

Compensation should be aligned with Company performance

The Company believes that a significant portion of the compensation of our executives should be in the form of incentive-based compensation tied to the Company's annual results of operations and long-term value creation. The Company's incentive compensation program is designed to balance short- and long-term performance objectives and to reward superior performance.

Short-term incentive compensation, in the form of annual cash incentive awards, is based on the achievement of annual financial performance and operational goals. Long-term incentive compensation, such as through stock options and restricted stock units and performance stock awards, seeks to serve as a long-term performance incentive by providing executives with the opportunity to increase their ownership in the Company and align their interests with the interests of shareholders. The Company maintains a minimum stock ownership requirement for named executive officers as further described on page 25 below.

Compensation should reflect an individual's position and responsibility, and compensation for named executive officers should be more heavily weighted toward incentive pay

Total compensation should generally increase with position and responsibility. Individuals in named executive officer positions have greater roles and responsibilities associated with achieving the Company's performance goals, and should therefore have a greater portion of their compensation tied to the achievement of those goals. Accordingly, a greater percentage of compensation for more senior positions, particularly those with the greatest responsibility for driving achievement of performance targets, is paid in the form of performance-based short- and long-term incentive pay.

Compensation Program Best Practices

What We Do	What We Don't Do
✓ Alignment between pay and performance	✗ No excessive risk-taking
✓ Incentive compensation clawback policies	✗ No guaranteed salary increases or bonuses
✓ Stock ownership policy to align executive interests with shareholders	✗ No hedging, pledging or short-selling of securities
✓ Compensation Committee consists of 100% independent directors	✗ No stock option repricing
✓ Long-Term Incentive Awards are 100% performance based	✗ No excessive executive perquisites

The Role of Shareholder Say-on-Pay Votes

At our 2025 Annual Meeting of Shareholders, our shareholders were asked to vote to approve, on an advisory basis, a resolution approving the compensation of the Company's named executive officers (known as "say-on-pay"). This resolution was adopted by shareholders representing approximately 77% of the votes cast. This followed an advisory say-on-pay vote held in connection with our 2024 Annual Meeting, which was adopted by shareholders representing approximately 97.5% of the votes cast. As the Company's compensation program remained substantially unchanged in 2024 and 2025, the Compensation Committee carefully considered the results of both advisory votes and engaged in discussions with shareholders to understand the factors contributing to the lower level of support in 2025 as compared to 2024. The Compensation Committee also reviewed the proxy voting recommendations of a leading proxy advisory firm, which recommended that shareholders vote "against" our 2025 say-on-pay proposal based on its view that the Company paid "significant severance" to our former Chief Executive Officer upon his separation from the Company. Following the completion of its review, the Compensation Committee concluded that the lower say-on-pay approval percentage in 2025 was primarily attributable to the severance package paid to our former Chief Executive Officer, which the Company was contractually obligated to pay, and was not due to a disagreement with the Company's executive compensation program.

Components of Compensation Program

Element	% of Total Annual Compensation for CEO	% of Total Annual Compensation for CFO	At Risk	Purpose and Key Features
Base Salary	40%	51%		To attract and retain qualified executives to achieve our business objectives; annually reviewed and approved by the Compensation Committee
Short-Term Incentive Compensation	30%	28%	✓	Variable cash compensation based upon the achievement of pre-established annual performance goals to align the interests of our NEOs with shareholders
Long-Term Incentive Compensation	30%	21%	✓	Equity awards subject to the achievement of pre-established performance goals to align the interests of our NEOs with shareholders

The principal components of the Company's executive compensation program consist of base salary, short-term performance-based incentive compensation and long-term performance-based incentive compensation as further described below.

Base Salary

Base salaries are established by the Board based upon recommendations received from the Compensation Committee. In determining its recommendations for base salaries, the Compensation Committee may reference market data for comparable positions in the manufacturing sector and the Company's independent benchmarking against a group of peer companies. Peer companies are selected based on similarities in size, nature of operations, and the complexity and scope of their business activities. The peer companies utilized by the Company for benchmarking purposes are as follows:

Company Name	Ticker Symbol
CECO Environmental Corp.	CECO
CompX International Inc.	CIX
Core Molding Technologies, Inc.	CMT
Gencor Industries, Inc.	GENC
Graham Corporation	GHM
NN, Inc.	NNBR
Strattec Security Corporation	STRT
TransAct Technologies Incorporated	TACT
Transcat, Inc	TRNS
Twin Disc, Incorporated	TWIN
UFP Technologies, Inc.	UFPT
Ultralife Corporation	ULBI

The compensation of Ryan Schroeder, the Company's President and Chief Executive Officer, is determined by the Compensation Committee and approved by the Board. Mr. Schroeder's base salary was $495,000 for 2025. Effective January 1, 2026, Mr. Schroeder's base salary increased by 2.0% to $504,900.

The compensation of Nicholas Vlahos, Vice President and Chief Financial Officer, is determined by the Compensation Committee and approved by the Board. Mr. Vlahos's base salary was $377,400 for the year ended December 31, 2025. Effective January 1, 2026, Mr. Vlahos's base salary increased by 3.0% to $388,700.

Total compensation of Messrs. Schroeder and Vlahos is below the average for similar positions at comparable organizations in the United States as reported by Salary.com and the Company's independent benchmarking of peer companies.

Short-Term, Performance-Based Annual Cash Incentive Compensation

For fiscal year 2025, the named executive officers were eligible to receive short-term, performance-based annual cash incentive compensation, subject to the Company's achievement of certain annual financial performance goals set forth in its annual operating plan, as approved by the Compensation Committee on December 17, 2024. Short-term annual cash incentive compensation is tied to two performance metrics: (i) 2025 earnings per share, which accounted for 75% of the incentive opportunity, and (ii) year-over-year sales increase, which accounted for the remaining 25% of the incentive opportunity. The earnings per share target for 2025 was $2.23 and the sales increase target was 6.0%. The determination of the Company's performance results and whether the applicable performance goals were achieved was subject to final approval by the Compensation Committee.

Mr. Schroeder was eligible to earn a target short-term cash incentive payment equal to 75% of his base salary in 2025. The threshold for Mr. Schroeder earning a portion of each component of the incentive was 80% of the applicable performance goal. At threshold, he was eligible to earn 35% of the associated incentive opportunity for that component. No incentive was payable for any component if performance was below 80% of the applicable goal. At 125% achievement of a performance goal, Mr. Schroeder was eligible to earn 180% of the associated incentive, subject to a maximum total short-term incentive equal to 150% of his base salary.

For 2025, Mr. Vlahos was eligible to earn a target short-term cash incentive payment equal to 55% of his base salary. The threshold and earning potential applicable to each incentive component were the same as those applicable to Mr. Schroeder. Mr. Vlahos was eligible to earn a maximum short-term incentive equal to 110% of his base salary.

The Company did not achieve the applicable earnings per share or sales increase performance goals for fiscal year 2025. As a result, neither Mr. Schroeder nor Mr. Vlahos earned a short-term, performance-based cash incentive payment for the year.

The following table shows the incentive calculation for fiscal year 2025 based on the short-term incentive earned:

	Mr. Schroeder	Mr. Vlahos
Base Salary	$ 495,000	$ 377,400
Incentive Achievement	0%	0%
Incentive Earned	$ 0	$ 0

Long-Term, Performance-Based Equity Incentive Compensation

On April 24, 2023, the named executive officers were granted performance stock awards which vest on March 1, 2024, March 1, 2025 and March 1, 2026, provided certain performance goals are achieved in fiscal 2023, 2024 and 2025 (the "2023, 2024 and 2025 Performance Periods"). One ninth of the award vests on each of March 1, 2024, 2025 and 2026, subject to continued employment on the vesting date. One ninth of the award has a performance goal based upon the Company's ROIC achieved in each fiscal year 2023, 2024, and 2025 (the "2023 to 2025 ROIC"). The 2023 to 2025 ROIC is defined as the sum of the Company's average annual fixed assets, intangible assets, and current assets as of the end of each fiscal year 2023, 2024, and 2025; reduced by the sum of the Company's average annual current liabilities and cash as of the end of each fiscal year 2023, 2024, and 2025; then divided by tax-adjusted EBIT. One ninth of the award has a performance goal based upon the Company's EBITDA target for each year, 2023, 2024, and 2025. The stock awards for the 2023 and 2024 Performance Periods vested only for the time-based portion of the award.

 On May 15, 2024, the named executive officers were granted performance stock awards which vest on March 1, 2025, March 1, 2026 and March 1, 2027, provided certain performance goals are achieved in fiscal 2024, 2025 and 2026 (the "2024, 2025 and 2026 Performance Periods"). One sixth of the award has a performance goal based upon the Company's return on invested capital employed achieved in each fiscal year 2024, 2025, and 2026 (the "2024 to 2026 ROIC"). The 2024 to 2026 ROIC is defined as the Company's earnings before interest and taxes divided by total assets less current liabilities as of the end of each fiscal year 2024, 2025, and 2026. One sixth of the award has a performance goal based upon the Company's EBITDA target for each year, 2024, 2025, and 2026. The performance stock awards are also subject to a relative TSR multiplier based on the Company's TSR for the applicable performance period compared to the Russell Top 2000 Value Index for the same period. The stock awards did not vest based upon the Company's performance during the 2025 Performance Period.

On January 15, 2025, the named executive officers were granted performance stock awards which vest on March 1, 2026, March, 1, 2027 and March 1, 2028, provided certain performance goals are achieved in fiscal 2025, 2026 and 2027 (the "2025, 2026 and 2027 Performance Periods"). One sixth of the award has a performance goal based upon the Company's ROIC achieved in each fiscal year 2025, 2026, and 2027 (the "2025 to 2027 ROIC"). The 2025 to 2027 ROIC is defined as the sum of the Company's average annual fixed assets, intangible assets, and current assets as of the end of each fiscal year 2025, 2026, and 2027; reduced by the sum of the Company's average annual current liabilities and cash as of the end of each fiscal year 2025, 2026, and 2027; then divided by tax-adjusted EBIT. One sixth of the award has a performance goal based upon the Company's EBITDA target for each year, 2025, 2026, and 2027. The performance stock awards are also subject to a relative TSR multiplier based on the Company's TSR for the applicable performance period compared to the Russell Top 2000 Value Index for the same period. The stock awards did not vest based upon the Company's performance during the 2025 Performance Period.

On January 15, 2026, the named executive officers were granted performance stock awards which vest on March 1, 2027, March, 1, 2028 and March 1, 2029, provided certain performance goals are achieved in fiscal 2026, 2027 and 2028 (the "2026, 2027 and 2028 Performance Periods"). One sixth of the award has a performance goal based upon the Company's ROIC achieved in each fiscal year 2026, 2027, and 2028 (the "2026 to 2028 ROIC"). The 2026 to 2028 ROIC is defined as the sum of the Company's average annual fixed assets, intangible assets, and current assets as of the end of each fiscal year 2026, 2027, and 2028; reduced by the sum of the Company's average annual current liabilities and cash as of the end of each fiscal year 2026, 2027, and 2028; then divided by tax-adjusted EBIT. One sixth of the award has a performance goal based upon the Company's EBITDA target for each year, 2026, 2027, and 2028. The performance stock awards are also subject to a relative TSR multiplier based on the Company's TSR for the applicable performance period compared to the Russell Top 2000 Value Index for the same period.

The performance periods, performance targets, vesting schedules and vesting percentage achieved for these awards are as follows:

	Grantee Options (units) & Performance Stock		Performance Targets and Vesting Schedule Payouts		
	Schroeder	Vlahos	Target Vesting Schedule	Achievement	Payout
2025 Performance Period	—	2,667	34% Vests after 3 year 33% EBITDA Target $31.0M to 38.7M 33% ROCE Target 8.5% to 10.6%	Vesting Period — EBITDA Achieved — ROCE Achieved —	Vested 100% 0% 0%
2025 Performance Period	—	1,711 Award 2,376 Stock Options	50% EBITDA Target $29.3M to 40.3M 50% ROCE Target 8.0% to 11.0%	EBITDA Achieved — ROCE Achieved —	Vested 0% 0%
2025 Performance Period	4,553 Award 6,120 Stock Options	1,860 Award 2,496 Stock Options	50% EBITDA Target $25.7M to 38.5M 50% ROIC Target 7.0% to 10.4%	EBITDA Achieved — ROIC Achieved —	Vested 0% 0%
2026 Performance Period	—	1,711 Award 2,376 Stock Options	50% EBITDA Target $31.8M to 43.7M 50% ROCE Target 8.4% to 11.6%	EBITDA Achieved — ROCE Achieved —	Vested —
2026 Performance Period	4,419 Award 5,940 Stock Options	1,860 Award 2,496 Stock Options	50% EBITDA Target $29.4M to 44.0M 50% ROIC Target 7.7% to 11.5%	EBITDA Achieved — ROIC Achieved —	Vested —
2026 Performance Period	7,001 Award 9,106 Stock Options	2,890 Award 3,770 Stock Options	50% EBITDA Target $18.1M to 27.1M 50% ROIC Target 5.6% to 8.4%	EBITDA Achieved — ROIC Achieved —	Vested —
2027 Performance Period	4,419 Award 5,940 Stock Options	1,711 Award 2,376 Stock Options	50% EBITDA Target $31.8M to 43.7M 50% ROIC Target 8.4% to 12.6%	EBITDA Achieved — ROIC Achieved —	Vested —
2027 Performance Period	6,796 Award 8,839 Stock Options	2,803 Award 3,659 Stock Options	50% EBITDA Target $19.5M to 29.3M 50% ROIC Target 7.2% to 10.8%	EBITDA Achieved — ROIC Achieved —	Vested —
2028 Performance Period	6,796 Award 8,839 Stock Options	2,803 Award 3,659 Stock Options	50% EBITDA Target $21.1M to 31.7M 50% ROIC Target 8.8% to 13.2%	EBITDA Achieved — ROIC Achieved —	Vested —

Retirement and Other Post-Termination Plans

401(k) Plan

The Company maintains The Eastern Company Savings and Investment Plan (the "SIP"), a contributory savings plan under Section 401(k) of the Internal Revenue Code, for the benefit of certain eligible employees, including executive officers. An eligible employee who participates in the SIP may reduce his or her taxable earnings by a percentage of his or her compensation (as elected by the participant) and contribute that amount to the SIP. Contributions could not exceed $23,500 for calendar year 2025, plus an additional $7,500 catch-up contribution for participants ages 50 and older.

The Company makes a matching contribution to the SIP on behalf of participating employees. For 2025, the matching contribution equaled 50% of that portion of an employee's salary reduction contribution that did not exceed 6% of his or her compensation. All participants in the SIP also receive a 3% safe-harbor contribution from the Company. Earnings in excess of $350,000 for calendar year 2025 cannot be taken into account under the SIP.

An employee is fully vested in his or her salary reduction contributions and the earnings on those contributions. An employee will become vested in any matching contributions and safe harbor contributions, and the earnings thereon, under a graded vesting schedule, with full vesting after completing three years of service or upon reaching age 65. Employees who are participating in the SIP may direct that their account balances be invested in one or more investment options offered under the plan.

Pension Benefits

The Company maintains the Salaried Employees' Retirement Plan of The Eastern Company (the "Salaried Plan"), a defined benefit pension plan, for the benefit of certain eligible employees, including executive officers. On April 5, 2016, the Board passed a resolution freezing benefit accruals under the Salaried Plan, effective as of May 31, 2016. As a result, compensation and years of service earned after May 31, 2016 are not taken into account in determining the amount of a participant's retirement benefit under the Salaried Plan. No named executive officer is eligible to participate in the Salaried Plan.

Compensation Committee Report

We, the Compensation Committee of the Board of Directors of the Company, have reviewed and discussed the Compensation Discussion and Analysis set forth above with management and, based on such review and discussions, have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and, through incorporation by reference to this Proxy Statement, in the Company's Annual Report on Form 10-K for the 2025 fiscal year ended January 3, 2026.

Compensation Committee
Fredrick D. DiSanto, Chairman
Charles W. Henry
Peggy B. Scott
John W. Everets

Additional Matters Pertaining to Executive Compensation

Equity Grant Procedures

In accordance with the Company's Stock-Based Award Grant Date Policy, the Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information, and the Company does not time the release of material nonpublic information based upon grant dates of equity. Annual equity grants under the 2020 Plan are approved at the Compensation Committee's regularly scheduled meeting held each year in December, and such awards are granted with a grant date of January 15 of the following year (or if January 15 is not a trading date on Nasdaq, on the next succeeding trading day). Grants to new hires, or for retention, promotion or special recognition are made with a grant date of whichever of the following dates next succeeds the Compensation Committee's approval of such equity award: January 15, May 15, August 15 and November 15 (or, in each case, if such date is not a trading day, then on the next succeeding trading day). During the 2025 fiscal year ended January 3, 2026, we did not grant stock options (or similar awards, including SARs) to our NEOs during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information.

Clawback Policies

The Board has adopted incentive compensation clawback policies which are further described on page 16 of this Proxy Statement.

Stock Ownership Policy for Executives

The Company maintains a stock ownership policy applicable to its named executive officers. The policy is designed to align their interests with shareholders by requiring them to acquire and maintain a meaningful financial interest in the Company's Common Shares. The minimum ownership levels required under this policy are based on a multiple of annual base salary. The minimum ownership requirements are five (5) times base salary for the Chief Executive Officer and two and one-half (2.5) times base salary for the Chief Financial Officer. Executives are expected to attain the applicable ownership levels within five (5) years of becoming subject to the policy and to maintain such ownership during their tenure and for six months following termination of employment. Each of Mr. Schroeder and Mr. Vlahos has additional time to meet the requirements of this policy in accordance with its provisions described above.

Compensation Committee Interlocks and Insider Participation

Fredrick D. DiSanto, John W. Everets, Charles W. Henry and Peggy B. Scott served on the Compensation Committee during fiscal year 2025. During the 2025 fiscal year, no member of the Compensation Committee was, or had previously been, an officer or employee of the Company or its subsidiaries or had any direct or indirect material interest in a transaction with the Company or in a business relationship with the Company that would require disclosure under the applicable rules of the SEC. In addition, no interlocking relationship existed between any member of the Compensation Committee or an executive officer of the Company, on the one hand, and any member of the compensation committee (or committee performing equivalent functions, or the full Board) or an executive officer of any other entity, on the other hand.

Smaller Reporting Company

Pursuant to Item 10(f) of Regulation S-K promulgated under the Securities Act of 1933, as amended, as indicated herein, we have elected to comply with certain scaled disclosure requirements applicable to "smaller reporting companies" with respect to certain portions of the executive compensation disclosure in this Proxy Statement.

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the Company's named executive officers for the fiscal years ended December 28, 2024 and January 3, 2026.

Name and Principal Position	Year[1]	Salary ($)	Bonus ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)[4]	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
Ryan Schroeder, 50 President and CEO	2025	$495,000	$ —	$259,875	$111,375	$ —	$ —	$ 21,750	$ 888,000
	2024	69,423	—	—	—	16,126	—	3,313	88,862
Nicholas Vlahos, 44 Vice President and CFO	2025	377,400	—	105,672	45,288	—	—	21,417	528,360
	2024	370,000	—	148,729	63,792	53,223	—	21,108	656,852

(1)   The 2024 fiscal year consisted of 52 weeks and the 2025 fiscal year consisted of 53 weeks.

(2)   Represents the aggregate grant date fair value for performance stock awards granted on January 15, 2025 and May 15, 2024, computed in accordance with FASB ASC Topic 718 while using a Monte Carlo simulation model for the relative TSR multiplier. A discussion of the assumptions used in calculating these values may be found in the "Accounting Policies" and "Stock-Based Compensation" sections included in the notes to our financial statements included in our Annual Reports on Form 10-K for the fiscal years ended January 3, 2026 and December 28, 2024. For 2025, the following amounts reflect the grant date fair value of the performance stock awards, assuming that the highest level of performance is achieved under the 2020 Plan: Mr. Schroeder, $379,369; and Mr. Vlahos, $152,559. For 2024, the following amount reflects the grant date fair value of the performance stock awards, assuming that the highest level of performance is achieved under the 2020 Plan: Mr. Vlahos, $148,729. For more information on the Company's performance stock awards, please refer to the "Long-Term, Performance-Based Equity Incentive Compensation" section above and the "Stock Based Awards" section below.

(3)   Represents the aggregate grant date fair value for performance stock options granted on January 15, 2025 and May 15, 2024 computed in accordance with FASB ASC Topic 718 while using a Monte Carlo simulation model for the relative TSR multiplier using a Black-Scholes model. For 2025, the following amounts reflect the grant date fair value of the performance stock options, assuming that the highest level of performance is achieved under the 2020 Plan: Mr. Schroeder, $160,740; and Mr. Vlahos, $65,582. For 2024, the following amount reflects the grant date fair value of the performance stock options, assuming that the highest level of performance is achieved under the 2020 Plan: Mr. Vlahos, $63,792. For more information on the Company's performance stock awards, please refer to the "Long-Term, Performance-Based Equity Incentive Compensation" section above and the "Stock Based Awards" section below.

(4)   Amounts shown were earned in the applicable year and paid in the subsequent year under the Company's short-term incentive plan. Mr. Schroeder and Mr. Vlahos did not earn a short-term incentive award for 2025. Mr. Schroeder earned a short-term incentive award in the amount of $16,126 and Mr. Vlahos earned a short-term incentive award for 2024 in the amount of $53,223. For more information on the Company's non-equity incentive compensation, please refer to the "Short-Term, Performance-Based Annual Cash Incentive Compensation" section above.

(5)   Included in this column are Company contributions to the SIP (including matching contributions, transitional credits and profit-sharing contributions), Company-paid term life insurance premiums, the value of group term life insurance in excess of $50,000, and life insurance under the Salaried Plan. The Company's contributions to the SIP (including matching contributions, transitional credits and profit-sharing contributions) for Mr. Schroeder equaled $20,913 for 2025 and $3,179 for 2024, and for Mr. Vlahos equaled $21,000 for 2025 and $20,700 for 2024. Company-paid term life insurance premiums for Mr. Schroeder equaled $837 for 2025 and $134 for 2024, abd for Mr. Vlahos equaled $417 for 2025 and $408 for 2024. For more information on the Company's SIP, please refer to the "Retirement and Other Post-Termination Plans" section above. For more information on the Company's employment agreements and separation agreements with its named executive officers, please refer to the "Termination of Employment and Change in Control Arrangements" section below.

Stock Based Awards

On April 29, 2020, the shareholders approved the 2020 Plan, which by its terms will terminate on February 19, 2030. The 2020 Plan authorizes the grant of incentive stock options and non-qualified stock options to purchase Common Shares, the grant of shares of restricted stock, and the grant of other stock-based awards (such as SARs). The Compensation Committee determines the terms and conditions of the awards granted under the 2020 Plan, subject to the terms of the 2020 Plan. Awards are permitted to be granted to salaried officers and other key employees of the Company, whether or not such employees are also serving as directors of the Company. The 2020 Plan also provides for the grant of nonqualified stock options to non-employee directors of the Company.

The purchase price of the Common Shares subject to each incentive stock option granted under the 2020 Plan may not be less than the fair market value of the Common Shares on the date of grant. The purchase price of Common Shares subject to non-qualified stock options granted under the 2020 Plan, and the price (if any) which must be paid to acquire a share of restricted stock granted under the 2020 Plan, is set by the Compensation Committee.

Incentive stock options must be exercised within ten years of the date of grant. Non-qualified stock options must be exercised within the period set forth in the 2020 Plan or, if the 2020 Plan permits, within the period established by the Compensation Committee. Moreover, options may not be exercised more than three months after termination of employment or termination of service as a director. However, in the case of death or disability, the option may be exercised within one year after death or disability by the estate of such named executive officer. The three-month period is also extended to one year for an optionee who terminates employment or terminates service as a director at or after reaching age 65.

Options Exercised in Fiscal 2025

The following table summarizes the exercise of stock options by each of the Company's named executive officers for the 2025 fiscal year ended January 3, 2026. The named executive officers did not exercise any stock appreciation rights during fiscal year 2025.

| | Stock Awards | |
| | Number of Shares Acquired on Exercise (#)[1] | Value Realized on Exercise ($) |
Name		
Ryan Schroeder	—	—
Nicholas Vlahos	1,315	$36,952

(1) Represents the total number of shares that were exercised before any withholding of shares to pay the exercise price and taxes.

Outstanding Equity Awards at Fiscal Year-End

The following table displays the units of unvested SARs and performance stock awards held by each of the named executive officers at the end of fiscal year 2025.

| | | Option Awards | | | Stock Awards | | | |
Name	Grant Date	Equity Incentive Plan Awards: Number of Securities Underlying Unexericised Unearned Options (#)	Exercise Price ($)	Expiration Date	Number of Shares or Units of Stock that Have not Vested (#)	Market Value of Shares or Units of Stock that have not vested ($)	Equity Incentive Plan awards Number of unearned Shares or units that have not vested (#)	Equity Incentive Plan awards: Market or payout value of unearnned shares or units that have not vested ($)
Ryan Schroeder President & CEO	1/15/2025[4]	11,880	27.88	5/1/2030				
	1/15/2025[5]			5/1/2030			8,837	$173,466
Nicholas Vlahos VP & CFO	4/24/2023[1]			4/24/2028	907	$ 17,785		
	5/15/2024[2]	2,376	28.69	5/1/2029				
	5/15/2024[3]			5/1/2029			1,711	$ 33,591
	1/15/2025[4]	4,848	27.88	5/1/2030				
	1/15/2025[5]			5/1/2030			3,610	$ 70,856

(1) On April 24, 2023, the named executive officers were granted performance stock awards which vest on March 1, 2024, March 1, 2025 and March 1 2026, provided certain performance goals are achieved in fiscal 2023, 2024 and 2025. One ninth of the award vests on each vesting date. One ninth of the award has a performance goal based upon the Company's ROIC achieved in fiscal year 2023, 2024 and 2025. The ROIC is defined as the sum of the Company's average annual fixed assets, intangible assets, and current assets as of the end of fiscal year; reduced by the sum of the Company's average annual current liabilities and cash as of the end of fiscal year; then divided by tax-adjusted EBIT. The ninth of the award has a performance goal based upon the achievement of the Company's EBITDA target for each of 2023, 2024 and 2025.

(2) On May 15, 2024, the named executive officers were granted performance stock options which vest on March 1, 2025, March, 1, 2026 and March 1, 2027, provided certain performance goals are achieved in fiscal 2024, 2025 and 2026. One sixth of the award has a performance goal based upon the Company's ROIC achieved in each fiscal year 2024, 2025 and 2026. The ROIC is defined as the sum of the Company's average annual fixed assets, intangible assets and current assets as of the end of fiscal year; reduced by the sum of the Company's average annual current liabilities and cash as of the end of fiscal year; then divided by tax-adjusted EBIT. One sixth of the award has a performance goal based upon the achievement of the Company's EBITDA target for each of 2024, 2025 and 2026. The stock awards did not vest based upon the Company's performance during the 2025 Performance Period.

(3) On May 15, 2024, the named executive officers were granted performance stock awards which vest on March 1, 2025, March, 1, 2026 and March 1, 2027, provided certain performance goals are achieved in fiscal 2024, 2025 and 2026. One sixth of the award has a performance goal based upon the Company's ROIC achieved in each fiscal year 2024, 2025 and 2026. The ROIC is defined as the sum of the Company's average annual fixed assets, intangible assets and current assets as of the end of fiscal year; reduced by the sum of the Company's average annual current liabilities and cash as of the end of fiscal year; then divided by tax-adjusted EBIT. One sixth of the award has a performance goal based upon the achievement of the Company's EBITDA target for each of 2024, 2025 and 2026. The stock awards did not vest based upon the Company's performance during the 2025 Performance Period.

(4) On January 15, 2025, the named executive officers were granted performance stock options which vest on March 1, 2026, March, 1, 2027 and March 1, 2028, provided certain performance goals are achieved in fiscal 2025, 2026 and 2027. One sixth of the award has a performance goal based upon the Company's ROIC achieved in each fiscal year 2025, 2026, and 2027. The ROIC is defined as the sum of the Company's average annual fixed assets, intangible assets and current assets as of the end of fiscal year; reduced by the sum of the Company's average annual current liabilities and cash as of the end of fiscal year; then divided by tax-adjusted EBIT. One sixth of the award has a performance goal based upon the achievement of the Company's EBITDA target for each of 2025, 2026 and 2027. The stock awards did not vest based upon the Company's performance during the 2025 Performance Period.

(5) On January 15, 2025, the named executive officers were granted performance stock awards which vest on March 1, 2026, March, 1, 2027 and March 1, 2028, provided certain performance goals are achieved in fiscal 2025, 2026 and 2027. One sixth of the award has a performance goal based upon the Company's ROIC achieved in each fiscal year 2025, 2026 and 2027. The ROIC is defined as the sum of the Company's average annual fixed assets, intangible assets and current assets as of the end of fiscal year; reduced by the sum of the Company's average annual current liabilities and cash as of the end of fiscal year; then divided by tax-adjusted EBIT. One sixth of the award has a performance goal based upon the achievement of the Company's EBITDA target for each of 2025, 2026 and 2027. The stock awards did not vest based upon the Company's performance during the 2025 Performance Period.

Termination of Employment and Change in Control Arrangements

The following discussion describes severance and change-in-control arrangements that were in place with the NEOs as of January 3, 2026.

Employment Agreement

On November 4, 2024, the Company entered into an employment agreement (the "Employment Agreement") with Ryan Schroeder, the Company's President and Chief Executive Officer, effective as of November 6, 2024 (the "Effective Date"). The Employment Agreement provides for Mr. Schroeder's term of employment to begin on the Effective Date and to continue until terminated in accordance with the terms of the Employment Agreement. The Employment Agreement sets forth Mr. Schroeder's employment duties, compensation and additional benefits, as well as certain restrictive covenants.

In the event Mr. Schroeder's employment is terminated (other than by Mr. Schroeder with "Good Reason" or by the Company without "Cause" (as each such term is defined in the Employment Agreement)), the Company will pay to Mr. Schroeder (i) an amount equal to the portion of his annual base salary at the time of termination earned through the date of termination, (ii) accrued but unused vacation time in accordance with Company policy, and (iii) a reimbursement for expenses incurred through the date of termination. In the event of a termination of Mr. Schroeder's employment by the Company without Cause or by Mr. Schroeder for Good Reason, the Employment Agreement provides that the Company will pay, subject to Mr. Schroeder's entry into (and not revoking) a separation agreement and general release within the time period specified in the Employment Agreement, an amount equal to Mr. Schroeder's annual base salary at the time of termination, to be paid in substantially equal installments over a period of twelve months in accordance with the Company's customary payroll practices and procedures.

Severance Agreement

On February 1, 2023, the Company entered into a Severance Agreement with Mr. Vlahos. Under the terms of the Severance Agreement, in the event Mr. Vlahos's employment is terminated without "Good Reason," or due to a "Constructive Termination" (as each such term is defined in the Severance Agreement), he is entitled to receive from the Company (i) any accrued compensation; (ii) an amount equal to one times Mr. Vlahos's annual base salary; and (iii) an estimate of Mr. Vlahos's annual bonus for the year of termination, based on percent achievement against pro-rata targets; and (iv) vesting of all equity and equity-based awards under the Company's stock incentive plans. All payments by the Company are subject to the execution by Mr. Vlahos of a release and waiver.

The following table provides certain information regarding the benefits payable under the Employment Agreement for Mr. Schroeder and the Severance Agreement for Mr. Vlahos. The payments to Messrs. Schroeder and Vlahos upon a termination without Cause would remain the same whether or not the termination is in connection with a change in control.

		Termination For Cause	Termination Without Cause
Ryan Schroeder	Lump-sum	—	$504,900
Nicholas Vlahos	Lump-sum	—	$602,520

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between executive compensation and our financial performance for each of the last three completed calendar years. In determining the "compensation actually paid" ("CAP") to our NEOs, we are required to make various adjustments to amounts that have been reported in the Summary Compensation Table in previous years, as the SEC's valuation methods for this section differ from those required in the Summary Compensation Table.

Pay Versus Performance Table

The table below summarizes compensation values both previously reported in our Summary Compensation Table, as well as the adjusted values required in this section for fiscal years 2023, 2024 and 2025. Note that for our NEOs other than our principal executive officer (the "PEO"), compensation is reported as an average.

Year	Summary Comp Table Total for First PEO ($)[1][2]	Summary Comp Table Total for Second PEO ($)[1][2]	Summary Comp Table Total for Third PEO ($)[1][3]	Comp Actually Paid to First PEO ($)[1][5]	Comp Actually Paid to Second PEO ($)[1][5]	Comp Actually Paid to Third PEO ($)[1][5]	Average Summary Comp Table Total for Non-PEO Named Executive Officers ($)[1][6]	Average Comp Actually Paid to Non-PEO Named Executive Officers ($)[1][7]	Value of Initial Fixed $100 Investment Based on Total Shareholder Return ($)[8]	Net Income ($)[9] (in thousands)
2025	$ 888,000	—	—	$ 609,938	—	—	$ 528,360	$ 291,797	$ 74.32	$ 7,179
2024	88,861	2,410,352	—	88,861	1,289,463	—	656,852	631,483	121.21	(8,529)
2023	—	1,550,558	1,103,178	—	1,745,288	579,612	588,186	628,350	114.55	8,585

(1)   During fiscal year 2025, Ryan Schroeder ("First PEO") served as our PEO. During fiscal year 2024, Ryan Schroeder and Mark Hernandez ("Second PEO") each served for a period of time as our PEO. During fiscal year 2023, Mark Hernandez and August M. Vlak ("Third PEO") each served for a period of time as our PEO. During fiscal year 2025, Nicholas Vlahos served as our non-PEO named executive officer ("NEO"). During fiscal year 2024, the non-PEO NEO was Nicholas Vlahos. During fiscal year 2023, the non-PEO NEOs were Nicholas Vlahos and James P. Woidke.

(2)   The dollar amounts reported are the amounts of total compensation reported for Mr. Schroeder for the applicable fiscal year in the "Total" column of the Summary Compensation Table (the "SCT").

(3)   The dollar amounts reported are the amounts of total compensation reported for Mr. Hernandez for the applicable fiscal year in the "Total" column of the SCT.

(4)   The dollar amounts reported are the amounts of total compensation reported for Mr. Vlak for the applicable fiscal year in the "Total" column of the SCT.

(5) The following table sets forth the adjustments made to the SCT total for each year represented in the pay versus performance table to arrive at "compensation actually paid" to our PEO, as computed in accordance with Item 402(v) of Regulation S-K:

		2025 First PEO		2024 First PEO		2024 Second PEO		2023 Second PEO		2023 Third PEO
SCT Total for PEO	$	888,000	$	88,861	$	2,410,352	$	1,550,558	$	1,103,178
Less: Amount reported under the "Stock Awards" column in the SCT	$	(375,250)	$	—	$	(762,597)	$	(782,100)	$	—
Add: Fair value as of fiscal year-end of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year	$	182,559	$	—	$	—	$	976,830	$	—
Add: Change in fair value as of fiscal year-end, compared to prior fiscal year-end, of awards granted in any prior fiscal year that are outstanding and unvested as of the end of the fiscal year	$	—	$	—	$	—	$	—	$	—
Add: Change in fair value as of vesting date, compared to prior fiscal year-end, of awards granted in any prior fiscal year for which all vesting conditions were satisfied at fiscal year-end or during the fiscal year	$	—	$	—	$	202,908	$	—	$	—
Less: for any awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	$	(89,371)	$	—	$	(561,200)	$	—	$	(523,566)
Total Adjustments	$	(278,062)	$	—	$	(1,120,889)	$	194,700	$	(523,566)
Compensation Actually Paid to PEO	$	609,938	$	88,861	$	1,289,463	$	1,745,288	$	579,612

(6) The dollar amounts reported represent the average of the amounts reported for the non-PEO NEOs for the applicable fiscal year in the "Total" column of the Summary Compensation Table.

(7) The following table sets forth the adjustments made, on an average basis, to the average SCT total for each year represented in the pay versus performance table to arrive at "average compensation actually paid" to our non-PEO NEOs:

		2025		2024		2023
Average SCT Total for Non-PEO NEOs	$	528,360	$	656,852	$	739,442
Less: Amount reported under the "Stock Awards" column in the SCT	$	(150,960)	$	(212,521)	$	(70,000)
Add: Fair value as of fiscal year-end of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year	$	74,594	$	137,739	$	88,000
Add: Change in fair value as of fiscal year-end, compared to prior fiscal year-end, of awards granted in any prior fiscal year that are outstanding and unvested as of the end of the fiscal year	$	(11,876)	$	12,188	$	1,632
Add: Change in fair value as of vesting date, compared to prior fiscal year-end, of awards granted in any prior fiscal year for which all vesting conditions were satisfied at fiscal year-end or during the fiscal year	$	(6,295)	$	37,225	$	450
Less: for any awards granted in any prior fiscal year that were forfeited	$	(13,285)		—		—
Less: for any awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	$	(128,742)		—		—
Total Adjustments	$	(236,563)	$	(25,369)	$	20,082
Average Compensation Actually Paid to Non-PEO NEOs	$	291,797	$	631,483	$	759,524

(8) The amounts reported represent the measurement period value of an investment of $100 in our stock on December 30, 2022 (the last trading day before the 2023 fiscal year), and then valued again on each of December 29, 2023 (the last trading day of the 2023 fiscal year), December 27, 2024 (the last trading day of the 2024 fiscal year), and January 2, 2026 (the last trading day of the 2025 fiscal year) based on the closing price per share of the Company's common stock as of such dates and assuming the reinvestment of dividends.

(9) The amounts reported represent net income for the applicable fiscal year calculated in accordance with generally accepted accounting principles in the United States.

Relationships between Compensation Actually Paid and Performance Measures

The graphs below show the relationship between the compensation actually paid (CAP) to August Vlak, the PEO who served from January 2016 to January 2023, Mark Hernandez, the PEO who served from January 2023 to November 2024, and Ryan Schroeder, the PEO who has served as PEO since November 2024, and the average CAP to non-PEO NEOs to our revenue, our net income/loss and our total shareholder return for fiscal years 2023, 2024 and 2025.

CAP versus Revenue



CAP versus Net Income/(Loss)



CAP versus Total Shareholder Return



The Company is strongly committed to a pay-for-performance philosophy. Over the past several years, the Company has not consistently achieved its performance goals across its key performance metrics. As a result, compensation outcomes have generally been below target levels, reflecting the performance-based design of our executive compensation program, with the exception of the one-time payments made to our former Chief Executive Officer, Mark Hernandez, in connection with his separation from the Company. These payments were contractually required under pre-existing employment arrangements and were not tied to Company performance. Excluding these one-time separation payments, we believe the Company's compensation payments would have been more closely aligned with Company performance and shareholder returns. Following recent changes in the Company's senior leadership, we believe executive compensation is becoming increasingly aligned with Company performance and shareholder returns.

In fiscal 2025, total shareholder return declined by approximately 26%. Consistent with this performance, executive compensation actually paid decreased by approximately 31% for the PEO and by approximately 45% for the average of the non-PEO NEOs. Compensation actually paid for 2025 represented approximately 8% and 4% of net income for the PEO and non-PEO NEOs, respectively.

In fiscal 2024, total shareholder return increased by approximately 20%, while compensation actually paid decreased by approximately 40% for the PEO and 16% for the non-PEO NEOs. Compensation actually paid for 2024 represented approximately 11% and 7% of net income for the PEO and non-PEO NEOs, respectively, and was materially influenced by the timing of leadership changes and the impact of separation-related payments to the former Chief Executive Officer.

In fiscal 2023, total shareholder return increased by approximately 15%, while compensation actually paid increased by approximately 17% for the PEO and 9% for the non-PEO NEOs. Compensation actually paid for 2023 represented approximately 20% and 7% of net income for the PEO and non-PEO NEOs, respectively.

The Compensation Committee believes these outcomes demonstrate that a substantial portion of executive compensation is at risk and varies with Company performance. The Company's compensation program is designed to motivate executives to deliver sustained improvements in operating results and shareholder value while discouraging excessive risk-taking. Accordingly, we believe our compensation program reflects a sound pay-for-performance framework that aligns management and shareholder interests.

Risk Assessment of Compensation Policies and Practices

Management has reviewed the existing incentive compensation programs for employees, including non-executive officers, to determine whether such programs create risks that are reasonably likely to have a material adverse effect on the Company. Incentive compensation programs exist for employees at the Company's corporate office and operating divisions, and no single division represents a significant portion of the Company's overall risk profile. Stock incentive awards were granted in fiscal 2025 under the 2020 Plan. These awards are granted in accordance with guidelines established by the President and Chief Executive Officer and are reviewed and approved by the Compensation Committee. The cash incentive compensation program for corporate executives is subject to performance parameters and payout limitations approved by the Compensation Committee. Cash incentive programs at the Company's divisions are based upon the attainment of specific financial performance goals that are aligned with each division's financial objectives. These programs are approved by the President and Chief Executive Officer. Management has determined that the existing incentive programs applicable to non-named executive officers and the 2020 Plan do not create risks that are reasonably likely to have a material adverse effect on the Company.

Election of Directors

At the Annual Meeting, six directors will be elected to serve for one-year terms, which expire at the annual meeting of shareholders in 2027 and when a successor is duly elected and qualified. Mr. Fredrick D. DiSanto, Mr. John W. Everets, Mr. James Mitarotonda, Ms. Peggy B. Scott, Mr. Chan Galbato and Mr. Ryan A. Schroeder are the Company's nominees for election at the Annual Meeting. Each are current directors whose terms expire in 2026.

If a nominee is unable or unwilling to accept the nomination, a proxy granted in favor of such nominee will be voted for the election of such other person as may be recommended by the Board. However, the Board has no reason to believe that the Company's nominees will be unavailable for election at the Annual Meeting. Approval of the election of each director nominee requires the affirmative vote of a majority of the votes duly cast by holders of Common Shares represented at the Annual Meeting that are entitled to vote on the matter.

 **The Board recommends a vote FOR the election of each of Mr. Fredrick D. DiSanto, Mr. John W. Everets, Mr. James Mitarotonda, Ms. Peggy B. Scott, Mr. Chan Galbato and Mr. Ryan A. Schroeder as directors. Proxies will be voted "FOR" the election of each of the nominees unless otherwise specified.**

Advisory Vote on the Compensation of Our Named Executive Officers

We are asking our shareholders to cast a non-binding advisory vote to approve the compensation of our named executive officers (each a "named executive officer" and collectively, the "named executive officers") described in the Compensation Discussion and Analysis and the tabular and accompanying narrative disclosure regarding named executive officer compensation. We encourage you to read the Compensation Discussion and Analysis and the tables and narratives beginning on page 20 for the compensation of our named executive officers.

As required by Section 14A(a)(1) of the Exchange Act, our shareholders are entitled to vote at the Annual Meeting to approve the compensation of the Company's named executive officers, as disclosed in this Proxy Statement, pursuant to Item 402 of Regulation S-K (the "Say-on-Pay Vote"). At our 2023 Annual Meeting of Shareholders held on April 25, 2023, an advisory vote was held on the frequency of the Say-on-Pay Vote. In such vote, the Company's shareholders voted to hold an advisory vote on the compensation of the Company's named executive officers annually. In accordance with the results of that vote, our Board determined to submit the Say-on-Pay Vote to our shareholders every year.

We believe that the compensation of our named executive officers for 2025 was consistent with our compensation philosophy and our performance, as described in the Compensation Discussion and Analysis. We are asking our shareholders to indicate their support for our named executive officers' compensation arrangements as described in this Proxy Statement. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers described in this Proxy Statement.

While our Board values the opinions expressed by shareholders and intends to carefully consider the result of the shareholder vote on this proposal, the vote is an advisory vote only, and is not binding on the Company, the Board or the Compensation Committee. In considering the outcome of this advisory vote, the Board will review and consider all Common Shares voted in favor of the proposal and against the proposal. Abstentions and broker non-votes will have no impact on the outcome of this advisory vote.

The Board recommends that shareholders approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, and the tabular and accompanying narrative disclosure in this Proxy Statement by voting **FOR** the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED, on a non-binding advisory basis.

 **The Board recommends a vote FOR the approval, on an advisory basis, of the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K. Proxies will be voted "FOR" the proposal unless otherwise specified.**

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed Fiondella, Milone & LaSaracina LLP to continue as the Company's independent registered public accounting firm for the 2026 fiscal year. The services provided by Fiondella, Milone & LaSaracina LLP may include an integrated audit of the consolidated financial statements and internal control over financial reporting of the Company; assistance in connection with filing the Company's Annual Report on Form 10-K with the SEC; a review of the Company's quarterly interim financial statements; assistance in connection with the filing of the Company's Quarterly Reports on Form 10-Q; assistance with financial accounting and reporting matters; preparation of state and federal tax returns; audits of employee benefit plans; and meetings with the Audit Committee. The Board recommends that shareholders vote at the Annual Meeting **FOR** ratification of the Audit Committee's appointment of Fiondella, Milone & LaSaracina LLP as the Company's independent registered public accounting firm for the 2026 fiscal year.

It is the policy of our Audit Committee to approve all audit and acceptable non-audit engagements provided by the independent registered public accounting firm regarding the scope of the services provided by the independent registered public accounting firm. These services may include audit, audit-related, tax and other services. The independent registered public accounting firm and management are required to report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this policy.

The proposal to ratify the appointment of Fiondella, Milone & LaSaracina LLP as the Company's independent registered public accounting firm will be approved if a quorum is present at the Annual Meeting and the votes cast in favor of the proposal exceed the votes cast opposing the proposal. The Audit Committee will consider the outcome of the shareholder vote in connection with the selection of Fiondella, Milone & LaSaracina LLP but is not bound by the vote. If the appointment is not ratified by shareholders, the Audit Committee will consider and determine whether a different registered public accounting firm should be selected.

We have been advised that representatives of Fiondella, Milone & LaSaracina LLP will be present at the Annual Meeting and will be available to respond to appropriate questions. Such representatives will have an opportunity to make a statement if they desire to do so.

All fees disclosed in the table below were approved in advance by our Audit Committee.

	2025	2024
Audit Fees – Annual & quarterly reviews	**$545,000**	$530,000
Audit-Related Fees – Employee Benefit Plans	**$57,500**	$55,900
Tax Fees – Federal and State Return preparation	**$177,500**	$171,000

Audit Fees: Audit fees paid to Fiondella, Milone & LaSaracina LLP for 2025 include fees associated with the annual integrated audit and the reviews of the Company's quarterly reports on Form 10-Q for the quarters ended March 29, 2025, June 28, 2025 and September 27, 2025. Audit fees for 2024 include fees associated with the annual integrated audit and the reviews of the Company's quarterly reports on Form 10-Q for the quarters ended March 30, 2024, June 29, 2024 and September 28, 2024.

Audit-Related Fees: Audit-related fees paid to Fiondella, Milone & LaSaracina LLP for 2025 and 2024 primarily include audits of the employee benefit plans of the Company.

Tax Fees: Tax fees paid to Fiondella, Milone & LaSaracina LLP for 2025 were for preparation of the 2024 federal and state income tax returns, and tax fees for 2024 were for preparation of the 2023 federal and state income tax returns.

 **The Board recommends a vote FOR the ratification of the appointment of Fiondella, Milone & LaSaracina LLP as the Company's independent registered public accounting firm for the 2026 fiscal year. Proxies will be voted "FOR" the proposal unless otherwise specified.**

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information, as of March 9, 2026 (unless a different date is specified in the notes to the table), with respect to (i) each person known by the Board to be the beneficial owner of more than 5% of the Company's outstanding Common Shares, (ii) each current director of the Company and nominee to be a director of the Company, (iii) each of the named executive officers and (iv) all directors, nominees and executive officers of the Company as a group. Except as set forth below, the Company knows of no person or group that beneficially owns 5% or more of the outstanding Common Shares. Unless set forth in the following table, the address of each shareholder is c/o The Eastern Company, 3 Enterprise Drive, Suite 408, Shelton, CT 06484.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[a]	Percent of Class[b]
Common Stock	GAMCO Investors, Inc.[c] One Corporate Center Rye, NY 10580	841,105	13.93%
Common Stock	Barington Companies Equity Partners, L.P.[d] 888 Seventh Avenue, 6th Floor New York, NY 10019	642,342	10.64%
Common Stock	Minerva Advisors LLC[e] 50 Monument Road, Suite 201 Bala Cynwyd, PA 19004	529,084	8.76%
Common Stock	Dimensional Fund Advisors LP[f] 6300 Bee Cave Road, Building One Austin, TX 78746	377,976	6.26%
Common Stock	BlackRock, Inc. [g] 50 Hudson Yards New York, NY 10001	313,430	5.19%
Common Stock	James Mitarotonda[h]	685,136	11.35%
Common Stock	John W. Everets	139,855	2.32%
Common Stock	Fredrick D. DiSanto[i]	155,456	2.56%
Common Stock	Charles W. Henry	80,205	1.33%
Common Stock	Peggy B. Scott	24,022	0.40%
Common Stock	Michael J. Mardy	16,966	0.28%
Common Stock	Chan Galbato	2,265	0.04%
Common Stock	Ryan A. Schroeder[j]	0	0%
Common Stock	Nicholas Vlahos[k]	6,730	0.11%
Common Stock	All directors, nominees and executive officers as a group (9 persons)[l]	1,110,635	18.40%

(a)　The SEC has defined "beneficial owner" of a security to include any person who has or shares voting power or dispositive power with respect to any such security or who has the right to acquire beneficial ownership of any such security within 60 days. Unless otherwise indicated, the amounts owned reflect direct beneficial ownership and the person indicated has sole voting power and sole dispositive power with respect to the Common Shares indicated as beneficially owned. As of March 9, 2026, there were 6,036,390 Common Shares outstanding.

　　Amounts shown include the number of Common Shares (if any) subject to outstanding options or stock appreciation rights granted under the 2020 Plan that are exercisable within 60 days after March 9, 2026 and the number of Common Shares (if any) underlying stock awards that are scheduled to vest within 60 days after March 9, 2026.

　　Reported shareholdings include, in certain cases, Common Shares owned by or in trust for a director or nominee, and in which all beneficial interest has been disclaimed by the director or the nominee.

(b)　The percentages shown for each of the directors and executive officers are calculated on the basis that outstanding Common Shares include Common Shares (if any) subject to outstanding options or stock appreciation rights under the 2020 Plan that are exercisable by such director or officer within 60 days after March 9, 2026 and Common Shares (if any) underlying stock awards to such director or officer that are scheduled to vest within 60 days after March 9, 2026.

(c)　Based on information set forth in Amendment No. 14 to Schedule 13D filed with the SEC on January 21, 2025 by GAMCO Investors, Inc., Gabelli Funds, LLC, GAMCO Asset Management Inc., Teton Advisors, Inc., GGCP, Inc., Associated Capital Group, Inc., and Mario J. Gabelli. GAMCO Investors, Inc. has sole voting and sole dispositive power over 0 shares and shared voting and shared dispositive power over 0 shares. Gabelli Funds, LLC has sole voting power over 169,500 shares, sole dispositive power over 169,500 shares and shared voting and shared dispositive power over 0 shares. GAMCO Asset Management Inc. has sole voting power over 435,106 shares, sole dispositive power over 502,106 shares and shared voting and shared dispositive power over 0 shares. Teton Advisors Inc. has sole voting and sole dispositive power over 169,499 shares and shared voting and shared dispositive power over 0 shares. GGCP, Inc. has sole voting and sole dispositive power over 0 shares and shared voting and shared dispositive power over 0 shares. Associated Capital Group, Inc. has sole voting and sole dispositive power over 0 shares and shared voting and shared dispositive power over 0 shares. Mario J. Gabelli has sole voting and sole dispositive power over 0 shares and shared voting and shared dispositive power over 0 shares. The foregoing numbers exclude certain shares as to which the Reporting Persons (as defined in the Schedule 13D above) disclaim beneficial ownership. GAMCO Investors, Inc., a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those listed in the Schedule 13D referenced above. Gabelli Funds, LLC, a wholly owned subsidiary of GAMCO Investors, Inc., is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), which provides advisory services for a variety of investment funds, investment companies, investment trusts and other investment entities. GAMCO Asset Management Inc., a wholly-owned subsidiary of GAMCO Investors, Inc., is an investment adviser registered under the Advisers Act that is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others. Teton Advisors, Inc. is an investment adviser registered under the Advisers Act that provides discretionary advisory services to The TETON Westwood Mighty Mites Fund, The TETON Convertible Securities Fund, The Teton Westwood Balanced Fund, and the TETON Westwood Equity Fund. The TETON Westwood Mighty Mites Fund and the Teton Convertible Securities Fund are sub-advised by Gabelli Funds, LLC, and their holdings are included in the Schedule 13D filing referenced above. GGCP, Inc. makes investments for its own account and is the manager and a member of GGCP Holdings LLC, which is the controlling shareholder of GAMCO Investors, Inc. and Associated Capital Group, Inc. Associated Capital Group, Inc., a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed in the Schedule 13D referenced above. Mario J. Gabelli is the controlling shareholder and co-Chief Executive Officer and a director of GGCP, Inc. and Chairman and Chief Executive Officer of GAMCO Investors, Inc. Mr. Gabelli is the Executive Chairman of Associated Capital Group, Inc. Mr. Gabelli is indirectly the controlling shareholder of Teton Advisers, Inc. Each of the Reporting Persons and Covered Persons (as defined in the Schedule 13D referenced above) has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Common Shares reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO Asset Management Inc. does not have authority to vote 67,000 of the reported shares, (ii) Gabelli Funds, LLC has sole dispositive and voting power with respect to the Common Shares held by the Funds (as defined in the Schedule 13D referenced above) so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Company and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund's shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such Fund under special circumstances such as regulatory considerations, and (iv) the power of Mr. Gabelli, Associated Capital Group, Inc., GAMCO Investors, Inc., and GGCP, Inc. is indirect with respect to the Common Shares beneficially owned directly by other Reporting Persons.

(d) Based on information provided to the Company, Barington Companies Equity Partners, L.P. ("BCEP") beneficially owns 642,342 Common Shares. Mr. Mitarotonda beneficially owns 42,794 Common Shares granted to him under the Directors' Fee Program. He may also be deemed to beneficially own the 642,342 Common Shares beneficially owned by BCEP. Mr. Mitarotonda is the sole shareholder and director of LNA Capital Corp ("LNA"). LNA is the general partner of Barington Capital Group, L.P., which is the majority member of Barington Companies Investors, LLC ("BCI"). BCI is the general partner of BCEP. Mr. Mitarotonda disclaims beneficial ownership of the Common Shares beneficially owned by BCEP except to the extent of his pecuniary interest therein.

(e) Based on information set forth in a Form 13G filing as of December 31, 2025 filed by Minerva Advisors LLC with the SEC on February 17, 2026. According to the Form 13 filing, Minerva Group, LP, a private fund managed by Minerva Advisors LLC, has sole investment discretion and voting authority with respect to 337,419 Common Shares and Minerva Advisors LLC shares investment discretion and voting authority with respect to 191,665 Common Shares with certain managed accounts for which Minerva Advisors LLC is the investment advisor. Based on Amendment No. 8 to Schedule 13G filed with the SEC on February 9, 2024, by Minerva Advisors LLC, Minerva Group, LP, Minerva GP, LP, Minerva GP, Inc., and David P. Cohen, each of Minerva Advisors LLC, Minerva Group, LP, Minerva GP, LP, Minerva GP, Inc., and David P. Cohen is deemed a beneficial owner of the Common Shares held by Minerva Group, LP. David P. Cohen is the beneficial owner of the 2,250 Common Shares that he owns individually and is also deemed a beneficial owner of the Common Shares beneficially owned by Minerva Group, LP and the Common Shares held by Minerva Advisors LLC.

(f) Based on information set forth in Amendment No. 11 to Schedule 13G filed with the SEC on February 9, 2024 by Dimensional Fund Advisors LP ("Dimensional"), an investment adviser registered under Section 203 of the Advisers Act. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, as amended, and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Dimensional Funds"). In certain cases, subsidiaries of Dimensional may act as an adviser or sub-adviser to certain Dimensional Funds. In its role as an investment adviser, sub-adviser and/or manager, Dimensional or its subsidiaries may possess voting and/or investment power over the Common Shares that are owned by the Dimensional Funds and may be deemed to be the beneficial owner of the Common Shares held by the Dimensional Funds. However, all Common Shares reported are owned by the Dimensional Funds, and Dimensional disclaims beneficial ownership of such Common Shares. Dimensional has sole voting power with respect to 374,490 Common Shares, sole dispositive power with respect to 377,976 Common Shares, and shared voting power and shared dispositive power with respect to 0 shares.

(g) Based on information set forth in a Form 13G filing as of June 30, 2025 filed by BlackRock, Inc. on July 17, 2025. According to the Form 13G filing, BlackRock, Inc. has sole voting authority with respect to 304,361 Common Shares and sole dispositive power over 313,430 shares.

(h) Mr. Mitarotonda beneficially owns 42,794 Common Shares granted to him under the Directors' Fee Program. He may also be deemed to beneficially own 642,342 Common Shares beneficially owned by BCEP (see footnote (d) above). Mr. Mitarotonda disclaims beneficial ownership of the Common Shares beneficially owned by BCEP except to the extent of his pecuniary interest therein.

(i) Mr. DiSanto's shareholdings include direct ownership of 98,689 Common Shares, over which he has sole voting power and sole dispositive power, and indirect ownership of an additional 55,767 Common Shares over which he has shared voting power and shared dispositive power.

(j) Effective November 6, 2024, Mr. Schroeder was appointed as the Company's President and Chief Executive Officer and does not beneficially own any Common Shares as of March 9, 2026.

(k) Mr. Vlahos's security ownership includes 907 Common Shares underlying stock awards granted on April 23, 2023 that became exercisable on March 1, 2026.

Related Party Transactions

Our Code of Business Conduct and Ethics prohibits all conflicts of interest between the Company and any of its directors, officers and employees, except when approved by the Audit Committee or the Board. A conflict of interest exists whenever an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. Employees are encouraged to report any conflicts of interest, or potential conflicts of interest, to their supervisor or the Company's Chief Compliance Officer. Employees may also contact the Chair of the Audit Committee, the Chairman of the Board or Company counsel. Concerns or complaints may also be submitted on an anonymous basis through an anonymous hotline maintained by the Company.

In 2026, our Board adopted a new Related Party Transactions Policy that governs the review and approval or ratification of related party transactions. The policy, which is administered by the Audit Committee, applies to any transaction or proposed transaction in which the Company is a participant and in which a related person has or will have a direct or indirect material interest. Covered transactions include, among other things, financial transactions, arrangements or relationships, including any indebtedness or guarantee of indebtedness, or any series of similar transactions, arrangements or relationships. For purposes of the policy, a related person includes any executive officer, director or nominee for director of the Company, any beneficial owner of greater than 5% of the Company's outstanding Common Shares, and any immediate family member of any of the foregoing persons.

The Board has determined that no transactions occurred since the beginning of fiscal 2024 involving any director, director nominee or executive officer of the Company, any known 5% shareholder of the Company or any immediate family member of any of the foregoing persons (together "related persons") that would require disclosure as a "related party transaction."

Report of the Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board.

Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control. The Company's independent registered public accounting firm, Fiondella, Milone & LaSaracina LLP, is responsible for expressing an opinion on the conformity of those statements with generally accepted accounting principles in the United States. Within this framework, the Audit Committee has reviewed and discussed the audited financial statements included in the Annual Report on Form 10-K with the independent registered public accounting firm and management. In connection therewith, the Audit Committee reviewed with the independent registered public accounting firm their judgments as to the quality and the acceptability of the Company's accounting principles; the reasonableness of significant judgments; the clarity of disclosures in the financial statements; and other related matters as required to be discussed under generally accepted auditing standards in the United States.

In addition, the Audit Committee has discussed with the independent registered public accounting firm the independence of such firm from management and the Company, including the matters in the written disclosures required by the Public Company Accounting Oversight Board, including Auditing Standard No. 1301 (Communications with Audit Committees) and the Independence Standards Board, and has considered the compatibility of non-audit services with such firm's independence.

The Audit Committee also discussed with the Company's independent registered public accounting firm the overall scope and plan for their audit, their evaluation of the Company's internal control and the overall quality of the Company's financial reporting. The Audit Committee held four meetings with the Company's independent registered public accounting firm, both with and without management present, during fiscal year 2025.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the 2025 fiscal year ended January 3, 2026 for filing with the SEC. The Audit Committee has approved the selection of Fiondella, Milone & LaSaracina LLP as the Company's independent registered public accounting firm for the 2026 fiscal year.

Audit Committee
Michael J. Mardy, Chairman
Fredrick D. DiSanto
John W. Everets
Peggy B. Scott

Additional Information

Householding

When two or more holders of our Common Shares have the same address, we may deliver only one Notice of Internet Availability of Proxy Materials or set of proxy materials, as applicable, to that address unless we have received contrary instructions from one or more of those shareholders. Similarly, brokers and other intermediaries holding our Common Shares in "street name" for more than one beneficial owner with the same address may deliver only one Notice of Internet Availability of Proxy Materials or set of proxy materials, as applicable, to that address if they have received consent from the beneficial owners of the stock.

We will deliver promptly upon written or oral request a separate copy of the Notice of Internet Availability of Proxy Materials or set of proxy materials, as applicable, to any shareholder of record at a shared address to which a single copy of those documents was delivered. To receive these additional copies, you may write or call Nicholas Vlahos, at 3 Enterprise Drive, Suite 408, Shelton, CT 06484, telephone (203) 729-2255, or contact him via e-mail at ir@easterncompany.com. If your shares are held in "street name," you should contact the broker or other intermediary who holds the shares on your behalf to request an additional copy of the Notice of Internet Availability of Proxy Materials or set of proxy materials.

If you are a shareholder of record and are either receiving multiple Notices of Internet Availability of Proxy Materials or multiple paper copies of the proxy materials, as applicable, and wish to request future delivery of a single copy, please contact Nicholas Vlahos at the address or telephone number above. If your shares are held in "street name," you should contact the broker or other intermediary who holds the shares on your behalf.

Shareholder Proposals and Director Nominations

Any shareholder who intends to present a proposal at the 2027 Annual Meeting of Shareholders and desires that it be included in the Company's proxy materials pursuant to Rule 14a-8 under the Exchange Act must submit to the Company a copy of the proposal, which must be received by the Company at its principal executive offices located at 3 Enterprise Drive, Suite 408, Shelton, CT 06484 on or before November 23, 2026. Any shareholder who intends to present a proposal at the 2027 Annual Meeting of Shareholders, but does not wish to have the proposal included in the Company's proxy materials, or who intends to nominate a person for election to the Board, must provide written notice to the Secretary of the Company in accordance with the terms of the Company's Bylaws, which must be received by the Company at its principal executive offices no earlier than January 6, 2027 and no later than February 5, 2027.

In addition, to comply with universal proxy rules under Rule 14a-19 under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19. Such information must be postmarked or submitted electronically to the Company no later than March 8, 2027.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of ownership, and changes in ownership, of our Common Shares with the SEC. Based on a review of the Forms 3, 4 and 5 filed by such reporting persons and written representations from certain reporting persons, the Company believes that there were no failures of its directors, executive officers and 10% owners to file reports required by Section 16(a) on a timely basis during fiscal year 2025, except that (1) due to a delay in the Company's ability to obtain EDGAR codes, a Form 4 for Mr. Galbato was filed on October 1, 2025 reporting shares acquired on September 17, 2025 under the Directors' Fee Program, and (2) due to an administrative error, a Form 4 for Mr. Vlahos was filed on March 12, 2026 reporting shares that vested on March 1, 2026.

The Eastern Company
3 Enterprise Drive, Suite 408
Shelton, CT 06484
(203) 729-2255